WE KNOW PAPER!

PaperlinX

HALF YEAR FINANCIAL REPORT 2007

WE KNOW PAPER

Today PaperlinX is a leading international fine paper merchant and Australia's principal manufacturer of quality communication and packaging paper, selling over four million tonnes of paper and packaging materials worldwide every year.

PaperlinX's main focus is on:

- manufacturing and distributing high quality fine paper used as office paper, and specialty paper used in brochures, magazines, and other business papers, and;
- manufacturing high quality packaging papers for converting into corrugated cartons, paper bags and other packaging materials.

PAPER MERCHANTING

The merchanting business has operations in Australia, Asia, Europe, New Zealand, North America and South Africa. Paper merchanting involves the sale and distribution of paper and related products to a wide range of customers in the commercial, print, office and graphics markets. PaperlinX's global network of 37 paper merchants in 29 countries provides superior local customer relationship management combined with expertise of a global leader.

PAPER MANUFACTURING

Through its Australian Paper division, PaperlinX is Australia's only producer of high quality Communication Papers, and is a major Australian producer of high performance packaging and industrial papers.

Australian Paper produces around 800,000 tonnes of product per year at four mills in Australia. All mills have ISO 14001 environmental accreditation.

Revenue (Dec 2006)

(Percentages calculated before intercompany sales elimination)


Europe 58%
ANZ/Asia 13%
North America 17%
Merchanting 88%
Manufacturing 12%

Our People (Dec 2006)


Europe 53%
ANZ/Asia 8%
North America 17%
Merchanting 78%
Other 1%
Manufacturing 21%

PAPERLINX GLOBAL PAPER PLATFORM



Europe

Adria Papir
Alpe papir
Axelium
Bratislvaska papierenská spolocnost
Budapest Papir
BührmannUbbens
Caledonia
CC&CO Group
ContactHorne Paper
Deutsche Papier
DM Paper
DRiem Papier
Epacar
Finwood Papers
Howard Smith Paper Group
Mercator Papier
Ospap
Paper Products Marketing
PaperNet
PaperNet Austria
PaperNet Denmark
Polyedra
Proost en Brandt
Robert Horne Group
The M6 Paper Group
The Paper Company
Udesen
Union Papelera

Australia, NZ and Asia

Australian Paper
Dalton Fine Paper
Dalton Web Papers
Paper Products Marketing
PaperlinX Office
Spicers Paper
Winpac Paper

North America

Coast Paper
Kelly Paper Company
Paper Products Marketing
Papier Coast
Spicers Canada
Spicers Paper Inc

PAPERLINX RESULTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

PaperlinX has reported operating earnings (EBIT) of $87.1 million and after tax earnings of $32.7 million for the first half of fiscal 2007.

- Sales revenue grew 10% to $3.95 billion from $3.57 billion.
- These results reflect a 10% increase in reported EBIT and a 24% increase in underlying EBIT based on the benefits that are beginning to flow from a range of strategic initiatives generated within the company, rather than reflecting any easing of the challenging market conditions seen over recent years.
- The after tax profit of $32.7 million compares with $35.3 million for the prior corresponding period, with a high effective tax rate of 35.5% as a result of lower Australian earnings, as well as higher interest and one-off costs in Australia. Despite average debt increasing only 2%, net interest expense increased 10.6% reflecting an increase in floating interest rates and a change in the domicile of debt to align better with geographic business mix.
- Reported profit includes net one-off costs of $(10) million after tax.
- PaperlinX overall return on average funds employed was 6.6%, below targeted levels, but improved on prior despite the difficult market conditions. The merchanting businesses improved to 11.4% return on average funds employed, above the cost of capital.
- Working capital increased, though working capital to sales of 18.7% was lower than the prior corresponding period.
- Cash generated from operations excluding working capital movement was $102 million. Net operating cash outflow was $(142) million largely as a result of higher working capital.
- Strategic initiatives expected to contribute over $100 million of sustainable incremental operating earnings in 2009 and over $23 million to operating earnings in 2007 have been developed, announced and are on track. These contributed a net $16 million to underlying operating earnings in this period versus the prior corresponding period.
- The interim dividend of 5.0 cents per share (unfranked) represents a payout ratio of approximately 70%.

PaperlinX Limited and controlled entities		6 months ended 31 December 2006	2005	% change
Sales Revenue	$M	3,949	3,574	10
Earnings from Ordinary Activities before interest, income tax, amortisation and depreciation	$M	137.8	129.4	6
Earnings from Ordinary Activities before interest and income tax	$M	87.1	79.2	10
Underlying Earnings from Ordinary Activities before interest and income tax	$M	96.0	77.7	24
Profit from Ordinary Activities before tax	$M	50.7	46.3	10
Profit from Ordinary Activities after income tax	$M	32.7	35.3	(7)
Key Ratios				
Earnings before interest and income tax to average funds employed	%	6.6	6.2	
Working Capital to Sales	%	18.7	19.0	
Operating Cash Flow	$M	(142.0)	(32.4)	
Net interest cover (times)	x	2.4	2.4	
Net debt/Net debt and Equity	%	39.7	39.6	
Earnings per share	cps	7.3	7.9	
Dividend per share	cps	5.0	5.5	

Note: In this statement, currency is in Australian dollars unless otherwise indicated.

COMMENTARY ON THE GROUP INTERIM RESULTS

Introduction

Reported profit after tax of $32.7 million for the six months ended 31 December 2006 compared with +$35.3 million for the prior corresponding period. Results included a net $(10) million in after-tax one-off costs associated with various strategic initiatives. Reported EBIT was $87.1 million, up 10% on the prior corresponding period.

These results reflect a continued improvement in underlying operating earnings ($96.0 million, up 24% versus the prior corresponding period) that has now been seen over the past three 6-month periods. These gradual improvements have been due to internally generated strategic initiatives that have been developed over the past two years and are beginning to provide net benefits. These initiatives are expected to continue to gain momentum, producing at least $23 million net benefit in the current fiscal year and at least $100 million in 2009. EBIT has yet to see any substantial benefit from improving market conditions, which have remained difficult in Europe and Australia/New Zealand.

Reported profit for the six months has been impacted by a higher effective tax rate. This rate is the result of lower Australian based earnings as well as interest payments and one-off charges in Australia, resulting in the non-utilisation of Australian based tax losses. In addition, net interest expense increased by 10.6% reflecting higher variable interest rates and shifts in the domicile of the debt to better align with the geographic mix of the businesses.

Market conditions during the half have largely continued the situation of prior periods, with only modest improvement in paper demand or pricing overall. Regional variations have been driven by different levels of supplier discipline and exchange rates. This has meant a more supportive environment in North America and a continuation of the more challenging conditions across Europe, Australia and New Zealand. The significant capacity closures that have occurred in North America, resulting in improved capacity utilisation for paper manufacturers and higher paper selling prices, has yet to be fully replicated in Europe. A number of announcements of capacity closures have been made in Europe with the first of these closures being implemented at the start of the calendar year.

Working capital showed an increase, although the working capital to sales ratio improved to 18.7% from 19.0%. Average working capital, excluding currency and acquisition impacts, was lower than seen in the prior corresponding period, but the period end level was up as a result of the combined impacts of seasonal factors, increased sales revenue and an adverse movement in creditors in December.

While the return on average funds employed of 6.6% is well below target, it has begun to improve. Both merchanting and manufacturing saw increased returns on an underlying basis, benefiting from the combined impacts of strategic initiatives and a focus on reducing working capital.

Paper Merchanting

The Paper Merchanting businesses achieved earnings before interest and tax of $99.1 million, up $8 million (9%) on the prior corresponding period. North America had a further strong increase in earnings, while Europe saw a modest improvement. Earnings in Australia and New Zealand remained under significant pressure from lower priced paper imports. Operating earnings in North America were up 73% in local currency boosted by the inclusion of Spicers Canada, Europe was largely unchanged in local currency and ANZ/Asia was down 52%.

ANZ/Asia earnings were negatively impacted by property restructuring charges of $(2.1) million and the non-cash accounting treatment of overseas paper purchases on balance date. This latter impact of around $(3) million, seen in both the reported and underlying operating earnings, is expected to reverse during the second half as these purchases are settled. Merchanting businesses have continued to produce good returns in this difficult environment, with clear potential for upside from any improvements in the current market conditions. Total merchanting return on average funds employed increased to 11.4% (10.9% in the prior corresponding period), and remains well above the cost of capital. Overall expenses again reduced versus inflation as management made good progress against targets, and the overall working capital to sales ratio reduced to 16.5% from 16.8%.

Australian Paper

Underlying operating earnings from Australian Paper, while remaining at unsatisfactory levels, have begun to see the benefit of internal initiatives, cost control and efficiency programmes. Operating earnings of $3.0 million included a net $(9.6) million charge due primarily to the outsourcing of the Maryvale wood yard (which relates to the pulp mill upgrade). Underlying operating earnings of $12.6 million was a sound improvement on the $6.0 million earned in the prior corresponding period, especially considering the higher input costs and ongoing challenges in the marketplace. Earnings have continued to be impacted by depressed Australian paper selling prices as a combined result of a strong Australian dollar and over supply in global paper markets. This has meant a continued high level of paper imports lowering paper selling prices in Australia. The strong Australian dollar has also resulted in lower returns from exports which are priced in US dollars.

In addition, Australian Paper has continued to face input cost increases, such as pulp, fuel oil and chemicals that it is unable to pass on in the current price environment. The net impact of these items alone is around $(13) million over the prior period.

Mitigating these negative impacts, plant operating efficiencies have improved and some mix improvements have been seen over the half. Strategic initiatives have also begun to deliver significant benefits to Australian Paper, including the upgrade of the Maryvale number 1 sack kraft machine, the closure of the Shoalhaven number 1 and 2 paper machines and the creation of PaperlinX Office. Future gains will come from continued improvements in operating efficiencies and the upgrade of the Maryvale pulp mill and its associated projects.

OPERATING EARNINGS

The following table shows, for PaperlinX Limited and controlled entities, Operating Earnings (EBIT), Sales Revenue and Total Assets by industry segment for the six months to 31 December 2006.

	EBIT		Sales Revenue		Total Assets	
	Dec 2006 $M	Dec 2005 $M	Dec 2006 $M	Dec 2005 $M	Dec 2006 $M	Dec 2005 $M
Industry Segments						
Europe	66.2	62.5	2,388	2,221	2,101	2,038
North America	26.6	15.7	719	466	480	400
ANZ/Asia [1]	6.3	13.1	511	537	470	471
Total Paper Merchanting	99.1	91.3	3,618	3,224	3,051	2,909
Communication Papers [1]	0.1	1.3	383	402	749	731
Packaging Papers	2.9	2.8	127	123	304	295
Total Australian Paper [1]	3.0	4.1	\510	525	1,053	1,026
Corporate [1]	(15.0)	(16.2)			25	60
Operating earnings before interest and income tax	87.1	79.2				
Net Interest	(36.4)	(32.9)				
Income Tax Expense	(18.0)	(11.0)				
Outside Equity Interests						
Inter-segment Sales			(179)	(175)		
Unallocated Assets (deferred tax assets)					64	83
Total	32.7	35.3	3,949	3,574	4,193	4,078

[1] Reported historic results adjusted to reflect the formation of PaperlinX Office.

Underlying Operating Earnings

The reported operating earnings for 2005, 2006 and the first half of 2007 contain a number of one-off items. This chart helps provide clarity on the trend in underlying operating earnings (EBIT) after removing one-off costs and benefits relating to property transactions and costs associated with implementing strategic initiatives. On this basis, the first half EBIT for 2007 has continued the improvement seen in the second half of 2006.

Underlying Group Operating Earnings (A$m)



120
100
80
60
40
20
0
1H 05
2H 05
1H 06
2H 06
1H 07

Working Capital

Working capital for the Group at December 2006 was $1.48 billion. This is largely in line with December 2005 after adjusting for the adverse impact of currency and the acquisition of Spicers Canada. Average working capital for the six month period was $1.45 billion, down 2% on the prior corresponding period after adjusting for currency and acquisitions. The working capital to sales ratio continued to show improvement, reducing to 18.7% versus 19.0% in December 06 but up on 16.5% at June 06.

Working Capital – Currency Adjusted


1550
1450
1350
1250
1150
$m
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Net Working Capital
Ex Acq
Trend

Financial Position

At 31 December 2006, PaperlinX has a gearing ratio of net debt to net debt plus equity of 39.7%, which is in line with last December and the Group's target range of 40% to 50%. Interest cover was 2.4 times. Both of these ratios are in compliance with debt covenants.

Cash generated by operations excluding working capital movement was $102 million. Net cash flow from operations after working capital movements was $(142) million impacted by the rise in working capital between June and December of $(238) million. Despite inventory days improving by 2% over June 06 and December 05 levels and creditor and debt or days being in line with December 05, the rise in working capital is attributable to seasonal factors, revenue growth and an adverse movement in creditors at period end. Net debt has increased to $1.07 billion compared to $1.02 billion at the same period last year.

During the period there were no significant changes in funding arrangements. PaperlinX has an appropriate mix of long, medium and short term debt, and has undrawn lines of credit available to it beyond current foreseeable needs. In February 2007 the company reduced its multi currency borrowing facility from US$815 to US$700 million. Net interest expense increased 10.6% to $36.4 million reflecting an increase in floating interest rates and changes to the domicile of debt.

Capital expenditure in the period was $63.5 million (125% of depreciation) including $33.2 million on the pulp mill project. In the last six months PaperlinX has committed to no new significant expenditure.

Step-up Preference Shares

PaperlinX is proposing to issue between $250 and $300 million of hybrid securities in the form of Step-up Preference Securities (SPS) to Australian investors. A Product Disclosure Statement (PDS) will be lodged with ASIC today, and will be available on the PaperlinX website. This issue will reduce debt, strengthen the Group's balance sheet, provide increased financial flexibility and enhance PaperlinX's financial platform to take advantage of future opportunities.

Dividend

Directors have declared an unfranked interim dividend of 5.0 cents per share representing a payout ratio of approximately 70%.

The interim dividend will be mailed on 5th April 2007 to shareholders on record as of 16th March 2007 as being entitled to the dividend. The PaperlinX Dividend Reinvestment Plan (DRP) was activated for the final dividend of 2006, and will apply in respect of this interim dividend, with an election date of 16 March 2007.

SUSTAINABILITY

Employees

As at 31 December 2006, PaperlinX had 9,448 employees, up 2.2% versus the prior corresponding period (down 2.4% excluding acquisitions) but down 1.3% versus two years ago. 29% of our employees are in ANZ/Asia, 54% in Europe and 17% in North America.

12 month rolling LTIFR
(injuries per million hours worked)



12
10
8
6
4
2
0
Total Number
Jan 01
Jan 02
Jan 03
Jan 04
Jan 05
Jan 06

Safety

The Group's rolling 12 month LTIFR (lost time injury frequency rate) was in line with a year ago at 6.3. The MTIFR (medically treated injury frequency rate) over the same period was similarly unchanged at 14.2. A number of programmes are underway to address the plateauing of the incident rates. Safety is a key focus for PaperlinX and receives significant attention by management and the Board.

Environment

PaperlinX has signed a Greenhouse Challenge agreement with the Australian Government committing to actions that will reduce greenhouse gas emissions at Australian Paper manufacturing sites.

The Maryvale Pulp Mill upgrade and introduction of the ECF (elemental chlorine free) bleaching process will result in significant improvements in the Company's overall environmental footprint. This will reduce air emissions, odour, greenhouse gas emissions and liquid waste as well as provide strong economic benefits.

Key projects across the Group's logistics activities will improve fleet utilisation and reduce overall greenhouse gas emissions. Greenhouse gas emissions at Wesley Vale Mill in Tasmania will also be reduced by the replacement of oil fired with gas fired boilers in a project committed to in December 2006.

Continued progress has been made on further reducing water utilisation in our paper manufacturing business. Already a global paper industry leader in water efficiency, projects currently underway in Victoria are reducing raw water inflows by around 10% through additional recycling and efficiency activities. Ongoing involvement in a water recycling factory close to the Maryvale Mill in Victoria will further reduce raw water requirements by 12% through using recycled industrial and household waste water. The site's raw water supply is not related to supply to Melbourne.

PaperlinX had no significant environmental breaches or non-compliance with environmental regulations during the period.

BALANCE SHEET

PaperlinX Limited and controlled entities		December 2006	December 2005
Current Assets	$M	2,698.8	2,593.7
Non Current Assets	$M	1,494.5	1,484.7
Total Assets	$M	4,193.3	4,078.4
Current Liabilities	$M	1,355.2	1,291.3
Non Current Liabilities	$M	1,216.5	1,237.0
Total Liabilities	$M	2,517.7	2,528.3
Shareholders Equity	$M	1,621.6	1,550.1
Key Balance Sheet Ratios			
Net Debt	$M	1,067.1	1,017.1
Net debt to net debt and shareholders equity	%	39.7	39.6
Net debt to shareholders equity	%	65.9	65.6
Net tangible assets per share	$	2.55	2.38

INCOME STATEMENT

PaperlinX Limited and controlled entities	6 months ended 31 December 2006 $M	2005 $M
SALES REVENUE	3,948.5	3,573.7
Operating Earnings before depreciation, amortisation, interest and income tax (EBITDA)	137.8	129.4
Depreciation and amortisation	(50.7)	(50.2)
Operating Earnings before interest and income tax (EBIT)	87.1	79.2
Net Interest Expense	(36.4)	(32.9)
Operating profit from Ordinary Activities before income tax	50.7	46.3
Income tax expense on Operating profit	(18.0)	(11.0)
Outside Equity Interests	0.0	0.0
Net profit after tax	32.7	35.3

RETURN ON AVERAGE FUNDS EMPLOYED (1)

		6 months Dec 06	6 months Dec 05
Merchanting*	%	11.4	10.9
Australian Paper*	%	0.6	0.9
PaperlinX Group	%	6.6	6.2

** before allocation of corporate overheads.*
(1) EBIT/average funds employed.

SUMMARY

PaperlinX has continued to aggressively pursue its strategy of strengthening and building on its existing business platform and improving the business in areas that it can control. Good progress has been made on key projects including the Delivery Company in the UK, the integration of the Netherlands paper merchanting businesses, and the Maryvale pulp mill and bleach plant upgrade. As already indicated, completed projects are already contributing to results, while new initiatives are being pursued, including the potential acquisition of Antalis S.p.A in Italy and the sale of Axelium in France.

Growth of brands and higher margin businesses further benefited mix. The company targets an improvement in working capital and operating cash flow in the second half. This is now in an environment of modest increases in revenue.

Market conditions in North America and Asia appear to be stable, and at reasonable levels. The Australian and New Zealand markets remain difficult as the strong Australian dollar continues to put pressure on paper selling prices through low priced paper imports, and high input costs continue to impact Australian Paper. European markets have seen only modest demand growth (weaker in the U.K.) and are yet to see sustained benefits from announced capacity closures by European paper manufacturers.

Announced closures are beginning to be implemented at the start of calendar 2007 and should begin to positively influence the supply/demand balance, and ultimately provide a better pricing environment during this calendar year.

We expect minimal benefits from these prospective market improvements in the second half. Benefits in PaperlinX results will continue to be largely self generated. Important variables to monitor going forward include UK demand, capacity closures in Europe, exchange rates, manufacturing input costs and sustaining prices in non-European markets.

SECTOR COMMENTARY

Note: June 06 six-month results are provided to assist historical analysis. All comparisons for this result (6 months, Dec 2006) are against the prior corresponding period (6 months, Dec 2005).

Paper Merchanting

Paper Merchanting [1] Total		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	1,910	1,872	1,823
Sales Revenue	A$M	3,618	3,470	3,224
Earnings before Interest and Tax	A$M	99.1	97.6	91.3
EBIT/Sales Ratio	%	2.7	2.8	2.8
Return on Average Funds Employed	%	11.4	11.0	10.9

[1] Reported historic results adjusted to reflect the formation of PaperlinX Office.

The Paper Merchanting business achieved earnings before tax of $99.1 million, up 9% on the prior corresponding period. Overall sales volumes were up around 5% with the inclusion of Spicers Canada, acquired in the prior year, however sales volumes reduced in the UK., France, Netherlands and New Zealand. Operating expenses continued to track below inflation.

The return on average funds employed (ROAFE) was 11.4%, well above the cost of capital and ahead of the prior corresponding period of 10.9%.

Europe – Paper Merchanting

		6 months Dec 06	6 months Jun 06	6 months Dec 05
NW Europe	'000 tonnes	382	369	383
UK & Ireland [1]	'000 tonnes	601	600	602
Central and Southern Europe	'000 tonnes	258	264	241
Total European Sales Volume	'000 tonnes	1,241	1,233	1,226
Sales Revenue	€M	1,399	1,369	1,363
Earnings before Interest and Tax	€M	38.8	36.1	38.4
EBIT/Sales Ratio	%	2.8	2.6	2.8

(1) Also includes volume from South Africa.

The European paper market remained challenging through the period, particularly in France and Germany, while demand in the UK has yet to show any recovery. Despite the generally soft markets, sales volumes of proprietary branded products continued to grow, increasing 16% on the prior corresponding period. There was an improvement in the overall proportion of paper sold from company-owned warehouse stock as compared to direct mill delivery (stock to indent ratio), which supports margins as this is a higher value added activity for printer customers.

Paper mill and paper machine closures announced by manufacturers in Europe are only now beginning to occur and are yet to reflect in reduced market supply. The implementation of these closures should help the supply/demand balance in Europe.

Uncoated woodfree paper selling prices increased in the first quarter, and UK paper selling price increases were implemented towards the end of the period for coated woodfree paper.

Total net operating costs benefited from the continued management focus on expenses and from restructuring initiatives undertaken in a number of operating companies.

The proposed sale of Axelium in France and the proposed purchase of Italian paper merchant, Antalis S.p.A in Italy, will strengthen and build on the existing PaperlinX Merchanting platform in Europe, improving the scale of activities in Italy and exiting a sub-scale position in France. The transactions are expected to settle in two to three months, if all necessary conditions are met.

North America – Paper Merchanting

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	315	291	218
Sales Revenue	US$M	547	493	347
Earnings before Interest and Tax	US$M	20.2	17.9	11.7
EBIT/Sales Ratio	%	3.7	3.6	3.4

North American paper selling prices continued to be supported by capacity reductions, with prices up 3–4% on the prior period, despite only a modest increase in market demand. Proprietary branded volumes were up 19% across North America, with good growth in these products in all operating companies.

Total operating earnings were up 73%, and have doubled over the past two years reflecting the earnings leverage to improvements in the operational environment, and the inclusion of Spicers Canada for the full period. There was a solid improvement in returns for all businesses, with Spicers Canada exceeding year 3 return targets in the first full half-year since acquisition due to healthy earnings and strong working capital management.

ANZ/Asia (1) – Paper Merchanting

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	355	345	379
Sales Revenue	A$M	511	493	537
Earnings before Interest and Tax	A$M	6.3	12.4	13.1
EBIT/Sales Ratio	%	1.2	2.5	2.4

Australia and New Zealand (1)		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	245	229	255
Sales Revenue	A$M	400	375	421
Earnings before Interest and Tax	A$M	2.2	8.1	11.1
EBIT/Sales Ratio	%	0.6	2.2	2.6

Asia		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	49	40	43
Sales Revenue	S$M	66	60	63
Earnings before Interest and Tax	S$M	2.7	2.5	2.5
EBIT/Sales Ratio	%	4.0	4.3	4.0

Paper Trading		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	61	76	82
Commission Volume	'000 tonnes	156	171	140
Sales Revenue	A$M	56	68	65
Earnings before Interest and Tax	A$M	1.5	2.1	(0.2)

(1) Reported historic results adjusted to reflect the formation of PaperlinX Office.

Overall sales volumes were down 6% with lower volumes in the New Zealand business and in Paper Trading (Paper Trading received a lower allocation from Australian Paper partially due to the closure of two paper machines at the Shoalhaven mill).

Australia continued to see pressure on paper selling prices, with average prices down 1.5%, impacting on both profit margins and returns. Other markets in the region saw increases in paper selling prices. Operating earnings in New Zealand were negatively impacted by $(3) million of non-cash adjustments resulting from the accounting treatment of overseas paper purchases on the December balance date which is expected to reverse in the second half of this financial year. Australia was also negatively impacted by a net $(2.1) million in property transactions related to restructuring activities.

Total operating expenses have been reduced in all businesses and further progress was made on working capital.

Paper Manufacturing

Australian Paper [1] – Paper Manufacturing

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	413	417	429
Sales Revenue	A$M	510	496	525
Underlying Earnings before Int and Tax	A$M	12.6	4.2	6.0
Reported Earnings before Int and Tax	A$M	3.0	(7.5)	4.1
Return on Average Funds Employed	%	0.6	(1.6)	0.9

[1] Reported historic results adjusted to reflect the formation of PaperlinX Office.

Overall operating earnings remained under significant pressure due to lower paper selling prices and the inability to recover input cost increases. This has been a key issue for Australian Paper for some time and remains the case. However, underlying operating earnings were up 110% on the prior corresponding period, although off a low base. Underlying operating earnings benefited from internal efficiency programmes, cost control and the benefits of completed strategic initiatives including the closure of Shoalhaven Mill number 1 paper machine and the upgrade of the Maryvale number 1 paper machine. Improved mill operating efficiencies have contributed positively to earnings.

Operating earnings include a net one-off charge of $(9.6) million primarily relating to the outsourcing of the Maryvale wood yard and the consolidation of PaperlinX Office. Australian Paper operating earnings now include PaperlinX Office results with adjustments to the historic segmental reporting. Overall sales volumes were 4% lower due to the closure of Shoalhaven paper machines 1 and 2. There has been good support by Australian corporations for Reflex, Australia's only Forest Stewardship Council (FCS) environmentally certified office paper.

The pulp and bleach plant upgrade at Maryvale to improve paper quality, reduce pulp costs and improve environmental performance announced in August 2005, remains on track for targeted returns. This reflects the risk to steel and labour costs balanced by higher savings on current pulp prices than originally projected.

Australian Paper has built on its long-term commitment to improve water efficiency. Already a global paper industry leader in water efficiency, projects completed in recent months have improved water efficiency by around 10% and projects are underway to replace raw water inflows with recycled industrial and household waste, targeting to reduce inflows by a further 12%.

OUR KEY BRANDS

Australia

Office Paper

REFLEX | Australian | OPTIX see the difference

Specialty

impress. | SAX TO | OPTIX see the difference | TABLEX. | GLOPAQUE A Great Australian Runner

Acclaim | revive SILK | 9lives 80

Packaging and Industrial

APMIL | Postspeed pushing the envelope

Stationery

achieve with tudor | OLYMPIC | QUEEN'S

Europe

HELLO The answer. | CORE | motif | 9lives

North America

Discovery Gloss & Dull | Endeavour Gloss & Velvet | Pacesetter Gloss & Matte | tango always performing

KELLY COPY | NewPage

Asia

SpringLeaf | BonArt

CORPORATE DIRECTORY

Registered Office and Head Office

PaperlinX Limited
ABN 70 005 146 350

307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com
Email: contact@paperlinx.com.au

Share Registry

PaperlinX Share Registry
Yarra Falls
452 Johnston Street
Abbotsford
Victoria 3067
Australia

Telephone: 1800 232 867 or +61 3 9415 4000
Facsimile: +61 3 9473 2500
Internet: www.computershare.com

Forward Looking Statements

Certain statements in this Report relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

PaperlinX

The paper used in this publication is distributed exclusively by PaperlinX and its merchanting businesses.

This publication is printed on Impress Matt 115gsm paper, produced with ISO 14001 environmental certification at Australian Paper's Tasmanian mills.

When you have finished with this publication, PaperlinX encourages you to recycle it to avoid landfill.

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

19 March 2007

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dividend Reinvestment Plan ('DRP') Issue Price

The DRP issue price, with respect to the Interim Dividend declared on 22 February 2007, is $4.09.

The issue price is based on the 5 day volume weighted average price of PaperlinX Ltd's securities traded on the ASX from 9 March 2007 (ex-dividend date) to 16 March 2007 (record date).

The new securities issued under the DRP will rank equally with existing securities. The DRP securities will be issued on the dividend payment date of 5 April 2007.

Yours faithfully,

James Orr
Company Secretary

dw 4/25

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,000 options at exercise price of $3.13 7,500 options at exercise price of $3.32
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	448,005,680	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,399,170	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 March 2007
(~~Director~~/Company secretary)

Print name: James K Orr

== == == == ==

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Paperlinx Ltd.
ACN/ARBN	A C N 005 146 350

1. Details of substantial holder (1)

Name	Franklin Resources, Inc. and its affiliates
ACN (if applicable)	N/A

The holder ceased to be a substantial holder on	March 5, 2007
The previous notice was given to the company on	June 23, 2006
The previous notice was dated	June 23, 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
See Annexure B, item 1	See Annexure B, item 2	See Annexure B, item 3	See Annexure B, item 4	See Annexure B, item 5	See Annexure B, item 6

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: NOT APPLICABLE

Name and ACN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	See Annexure A

Signature

print name Lori A. Weber   Capacity: Assistant Secretary, Franklin Resources, Inc.

Sign here   date 03/06/07

Annexure A

1 Names and addresses of all associates for whom composite notice is given:

Name	Address
Franklin Resources, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Capital Group	1800 Gateway Drive San Mateo, CA 94404
Franklin Agency Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Capital Corporation	47 West 200 South, Suite 500 Salt Lake City, UT 84104-1621
Franklin Advisers Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Bank & Trust, F.S.B.	2302 President's Drive, Suite F Salt Lake City, Utah, UT 84120
Franklin Investment Advisory Services Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Private Client Group, Inc.	One Franklin Parkway San Mateo, CA 94403
Templeton Worldwide Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Franklin Templeton Companies, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Services, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Investor Services, LLC	10600 White Rock Road Rancho Cordova, CA 95670-6032
Franklin Templeton Travel, Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Distributors, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Properties, Inc	1800 Gateway Drive San Mateo, CA 94404
Templeton Funds Annuity Company	700 Central Avenue St. Petersburg, FL 33733
FCC Receivables Corporation	One Franklin Parkway San Mateo, CA 94403
Franklin Receivables, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Mutual Advisers, LLC	101 John F. Kennedy Parkway Short Hills, NJ 07028-2789
Franklin Advisory Services, LLC	One Parker Plaza, 9th Floor Fort Lee, NJ 07024-2938
Templeton Investment Counsel, LLC	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Templeton Asset Management Ltd.	7 Temasek Boulevard #38-03 Suntec Tower One, Singapore, 038987
Franklin Templeton Italia S.G.R.p.A	Corso Italia, 1 20122 Milano, Italy
Franklin Templeton Management Luxembourg SA	26 Boulevard Royal L-2449 Luxembourg, Grand Duchy of Luxembourg
Templeton International, Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Franklin Templeton Investment Services GmbH	Mainzer Landstr. 16 D-60325 Frankfurt-am-Main, Germany

Franklin Templeton Switzerland Limited	Bahnhofstrasse 22 CH-8022 Zurich, Switzerland
Franklin Templeton France SA/ Franklin Templeton Asset Management SA	16-18 Avenue George V 75008 Paris, France
Franklin Templeton Investments Corp	5000 Younge Street Suite 900, Toronto, ON, Canada, M2N 0A7
Franklin Templeton Investments Corp	200 King Street W. Suite 1500, Toronto, ON, Canada, M5H 3T4
Templeton Heritage Limited	One Financial Place 1 Adelaide Street East, Suite 2101 Toronto, Ontario, Canada M5C 3B8
Templeton Franklin Global Distributors Limited	Appleby, Spurling & Kempe 41 Cedar House Avenue P.O. Box HM 1179, Hamilton HM EX, Bermuda
Happy Dragon Holdings Limited	P.O. Box 71, Road Town Tortola, British Virgin Islands
Templeton/Franklin Investment Services, Inc.	26515 Carmel Rancho Blvd. Carmel, CA 93923
Franklin Templeton Investments (Asia) Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Templeton do Brasil Ltda.	Rua Lauro Muller 116, Sala 2404 Rio de Janeiro, RJ, Brazil
Templeton Research Poland SP.z.o.o	Rondo1, 29th floor, Rondo ONZ 1, 00-124 Warsaw, Poland
Templeton China Research Limited	18 Floor, North Tower, Shanghai Stock Exchange Building 528 Pudong S. Road, Pudong District, Shanghai 200120, P.R. China
Templeton Asian Direct Investments Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Franklin Templeton International Services S.A.	26 Boulevard Royal L-2449 Luxembourg, Grand Duchy of Luxembourg
Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor 14-1, Kyobashi 2-chome, Chuo-ku, Tokyo 104-0031, Japan
Franklin Templeton Global Investors Limited/ Franklin Templeton Investment Management Limited	5 Morrison Street Edinburgh, Scotland EH3 8BH
Franklin Templeton Investment Management Limited	The Adelphi Building 1-11 John Adam Street London WC2N 6HT
Franklin Templeton Investments Australia Ltd.	Level 25, 360 Collins Street Melbourne, Victoria 3000, Australia
Templeton Global Holdings Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Franklin Templeton Holding Limited	C/o Pricewaterhouse Coopers LLP Cathedral Square, Port Louis, Mauritius
Franklin Templeton Services Limited	The Sweepstakes Centre Block C, Ballsbridge, Dublin 4, Ireland
Closed Joint-Stock Company Templeton	16/2 Ulitsa Tverskaya Pushkin Plaza, 5th Floor, 103009 Moscow, Russia
Templeton Global Advisors Limited	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Templeton Asset Management (India) Private Limited Templeton Trustee Services (India) Private Limited	Sakhar Bhavan, 1st Floor 230 Backbay Reclamation, Nariman Point, Mumbai, 400-021
Franklin Templeton International Services (India) Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation, Nariman Point, Mumbai, 400-021

Franklin Templeton Investment Management Limited	Transpolis Schiphol Airport Polarisavenue 83G, 2132 JH Hoofddorf, Holland
Templeton Asset Management (Labuan) Limited	Lot H, Level 7 Wisma Oceanic, Jalan OKK Awang Besar 87007 Federal Territory of Labuan, Malaysia
Franklin Templeton Investment Trust Management Co Ltd (Korea)	18th Floor, SKC Building 23-10 Youido-Dong, Youngdungpo-Gu, Seoul, S. Korea 150-734
Templeton Capital Advisors Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Fiduciary Trust Company International	600 5th Avenue, 4th Floor New York, New York 10020
Fiduciary Tax Services, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Investment Corporation	600 5th Avenue New York, New York 10020
Fiduciary International, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Financial Services Corp.	600 5th Avenue New York, New York 10020
Fiduciary International Holding Inc.	1717 Pennsylvania Avenue N.W., Suite 630 Washington DC 20006
Fiduciary Investment Management International, Inc.	1133 Connecticut Avenue, NW Suite 330, Washington D.C. 20036
Fiduciary Trust International of Delaware	1220 North Market Street Wilmington, Delaware 19801
Fiduciary Trust International of California	One Franklin Parkway, Building 910, First Floor San Mateo, California 94403
Fiduciary Trust International of the South	San Mateo Office: International Place, 100 S.E. 2nd Street, Suite 2300 Miami, Florida 33131-1101
Fiduciary Trust International of the South	Los Angeles Office: 444 South Flower Street, 32nd Floor, Los Angeles, CA 90071
FTI- Banque Fiduciary Trust	Zurich Representative Office Bahnhofstrasse 22, PO Box, 8022 Zurich, Switzerland
FTI- Banque Fiduciary Trust	World Trade Center II, Route de Pre-Bois 29, Case Postale 156, 1215 Geneva 15, Switzerland
Fiduciary International Ireland Limited	Deloitte & Touche House 29 Earlsfort Terrace, Dublin 2, Ireland
FTCI (Cayman) Ltd.	11 Dr. Roy's Drive, Grand Cayman, Cayman Islands
Fiduciary Trust International Investment Management, Inc.	Kanematsu Bldg., 5th Floor, 2-14-1, Kyobashi, Chuo-ku, Tokyo 104-0031
Franklin Templeton Institutional Asia Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Fiduciary Trust International Limited	The Adelphi Building 1-11 John Adam Street London WC2N 6HT
Franklin Templeton Alternative Strategies, Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Darby Holdings, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Overseas Partners, L.P.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Overseas Investments Ltd.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby CEE Founder Partner II, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036

Darby Global SICAV Managers, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Europe Mezzanine Management	Georgetown, Cayman Islands
MassMutual/Darby CBO IM, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Latin American Mezzanine Investments	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Income Investments, LLC	Georgetown, Cayman Islands
Darby Emerging Markets Income Investments, Ltd.	Georgetown, Cayman Islands
Darby Asia Investors, Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby-BBVA Latin American Investors, Ltd.	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Investments LDC	Georgetown, Cayman Islands
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby Asia Investors (HK), Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
DBVA Mexico Holdings I, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA Mexico Holdings II, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA de Mexico, S. de R.L. de C.V.	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
C&EE General Partners Ltd.	St. Helier Jersey, Channel Islands
Emerging Europe Beteiligungsverwaltung GMBH	Dr. Karl Lueger-Ring 10, 1010 Vienna, Austria
C&EE Private Equity Partners, L.P.	St. Helier Jersey, Channel Islands
Franklin Templeton Institutional, LLC	One Franklin Parkway, San Mateo, CA 94403-1906
Franklin Templeton AMC Limited	Century Centre, 75 TTK Road, Chennai, India 600018
Pioneer ITI Mutual Fund Private Limited	Century Centre, 75 TTK Road, Chennai, India 600018
Templeton Restructured Investments, LLC	500 E. Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091
TRFI Investments Limited	2-4 Arch Makarios III Avenue, Capital Centre 9th Floor, 1505 Nicosia, Cyprus

This is the annexure of 4 pages marked Annexure A referred to in the Form 605: Notice of Persons Ceasing to be a Substantial Shareholder signed by me and dated March 6, 2007.

....

LORI A. WEBER, ASSISTANT SECRETARY

ANNEXURE B
DETAILS OF CHANGES IN RELEVANT INTERESTS AND PRESENT RELEVANT INTERESTS

1. Date of Change	2. Person Whose Relevant Interest Changed	3. Nature of Change	4. Consideration given in relation to change*	5. Class and Number of securities affected	6. Person's votes affected
8/30/2006	Franklin Advisors, Inc.	Acquisition	3.31	129,288	129,288
9/19/2006	"	"	3.50	5,853	5,853
11/24/2006	"	"	3.99	10,779	10,779
12/8/2006	"	"	3.89	7,798	7,798
12/11/2006	"	"	3.83	18,412	18,412
2/1/2007	"	"	3.60	5,527	5,527
9/19/2006	Fiduciary Investment Corporation	Acquisition	3.50	2,074	2,074
9/25/2006	Franklin Templeton Investments (Asia) Limited	Acquisition	3.56	112,866	112,866
3/2/2007	"	Disposal	3.95	(205,339)	(205,339)
11/23/2006	Franklin Templeton Investment Mgmt. Limited	Disposal	4.26	(328,000)	(328,000)
11/24/2006	"	"	3.97	(305,528)	(305,528)
2/16/2007	"	Acquisition	3.81	334,874	334,874
7/14/2006	Templeton Asset Mgmt. Ltd.	Acquisition	3.17	232	232
7/18/2006	"	"	3.18	471	471
8/7/2006	"	"	3.24	4,000	4,000
8/8/2006	"	"	3.22	2,050	2,050
8/9/2006	"	"	3.24	2,708	2,708
10/13/2006	"	"	3.50	4,876	4,876
10/27/2006	"	"	4.10	13,174	13,174
11/17/2006	"	"	4.38	14,379	14,379
1/17/2007	"	Disposal	3.94	(8,584)	(8,584)
2/2/2007	"	"	3.78	(9,012)	(9,012)
2/6/2007	"	"	3.68	(8,960)	(8,960)
2/12/2007	"	"	3.75	(4,671)	(4,671)
2/22/2007	"	"	4.13	(13,693)	(13,693)
2/26/2007	"	"	4.27	(5,089)	(5,089)
6/23/2006	Templeton Global Advisors Limited	Acquisition	3.08	65,418	65,418
6/26/2006	"	"	3.08	128,058	128,058
6/28/2006	"	"	3.10	61,989	61,989
6/29/2006	"	"	3.10	94,375	94,375
6/30/2006	"	"	3.12	235,497	235,497
7/14/2006	"	"	3.17	79,149	79,149
7/17/2006	"	"	3.15	238,000	238,000
7/18/2006	"	"	3.18	695,000	695,000
8/7/2006	"	"	3.24	996,000	996,000
8/8/2006	"	"	3.22	494,000	494,000
8/9/2006	"	"	3.24	714,796	714,796
10/13/2006	"	"	2.98	2,808	2,808
10/13/2006	"	"	3.50	42,044	42,044
11/13/2006	"	Disposal	4.19	(715,714)	(715,714)
11/14/2006	"	"	4.25	(1,546,106)	(1,546,106)
2/28/2007	"	"	4.04	(300,000)	(300,000)
3/1/2007	"	"	4.03	(1,434,309)	(1,434,309)
3/1/2007	"	"	4.10	(15,000)	(15,000)
3/2/2007	"	"	3.95	(2,027,100)	(2,027,100)
9/25/2006	Templeton Investment Counsel, LLC	Acquisition	3.56	120,768	120,768
2/2/2007	"	"	3.77	2,563	2,563
2/5/2007	"	"	3.74	794,576	794,576

* **All prices in Australia Dollars unless otherwise noted.**

This is the annexure of 2 pages marked Annexure B referred to in the Form 605: Notice of ceasing to be a substantial shareholder signed by me and dated March 6, 2007.

....

LORI A. WEBER, Assistant Secretary

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

7 March 2007

ASX ANNOUNCEMENT

PAPERLINX ANNOUNCES THE COMPLETION OF THE BOOKBUILD FOR PAPERLINX STEP-UP PREFERENCE SECURITIES

PaperlinX Limited today announced the completion of the bookbuild for the PaperlinX Step-up Preference Securities ("PaperlinX SPS") ("the Offer"). The Offer size is $250 million, with the ability to accept oversubscriptions of up to a further $50 million.

The bookbuild has been successfully completed and the Distribution Rate will be set at a margin of 2.40% over the 180 day Bank Bill Swap Rate on the Issue Date which is anticipated to be 30 March 2007.

A replacement product disclosure statement ("PDS") dated 7 March 2007 was lodged with ASIC today.

Offer Now Open
The Shareholder Priority and General Offers have now opened and are expected to close on 23 March 2007. The Broker Firm Offer has now opened and is expected to close on 27 March 2007.

Investors wishing to apply for PaperlinX SPS should read and carefully consider the PDS, then complete and lodge the Application Form and application monies according to instructions set out in section 3 of the PDS. The Application Form is attached to the PDS, which is available online at **www.paperlinx.com** or by phoning the PaperlinX SPS Information Line on **1300 738 908** (8.30am to 5.00pm Monday to Friday, AEDT). Application monies may be lodged by cheque, money order or online with BPay®.

Timetable

Product Disclosure Statement lodged with ASIC	22 February 2007
Bookbuild to determine margin	6 March 2007
Margin announced and Replacement Product Disclosure Statement lodged with ASIC	7 March 2007
Broker Firm, General and Shareholder Offer Priority Opening Date	7 March 2007
General and Shareholder Priority Offer Closing Date	23 March 2007
Broker Firm Offer Closing Date	27 March 2007
Issue Date	30 March 2007
PaperlinX SPS commence trading on ASX on a deferred settlement basis	2 April 2007
PaperlinX SPS commence trading on ASX on a normal settlement basis	5 April 2007
First Distribution Payment Date	30 June 2007
First Remarketing Date	30 June 2012

These dates are indicative only and are subject to change.

Structurer, Lead Manager and Bookrunner
Macquarie Equity Capital Markets Limited has been appointed as Structurer, Lead Manager and Bookrunner to the Offer.

Co-managers
Co-managers to the offer are:
- ABN AMRO Morgans Limited
- ANZ Securities Limited
- Grange Securities Limited
- Macquarie Equities Limited
- National OnLine Trading Limited

For further information please call the PaperlinX SPS Offer Information Line on 1300 738 908.

For any media related enquiries please contact David Shirer, Executive General Manager Corporate Affairs, on Ph: +61 (3) 8540 2302.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David E Meiklejohn
Date of last notice	14 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase of shares through Invia Custodian Pty Ltd. as nominee for the Meiklejohn Superannuation Fund
Date of change	1 March 2007
No. of securities held prior to change	87,612 - Direct 47,612 Indirect 40,000
Class	Fully paid ordinary shares
Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.05 per share
No. of securities held after change	97,612 - Direct 47,612 Indirect 50,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchase of shares through Guyhill Pty Ltd
Date of change	1 March 2007
No. of securities held prior to change	59,575 - Direct 8,335 - Indirect 51,240
Class	Fully paid ordinary shares
Number acquired	20,000 ordinary shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.04 per share
No. of securities held after change	79,575 - Direct 8,335 - Indirect 71,240
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Pearson Park
Date of last notice	30 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchase through Invia Custodian Pty Limited
Date of change	15 February 2007 and 1 March 2007
No. of securities held prior to change	• 70,000 ordinary shares in PaperlinX Limited ***(PaperlinX)***, • a maximum entitlement to 600,000 potential shares pursuant to the PaperlinX Senior Management Share Plan; • 845,785 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan (previously notified under Part 2 – Change of director's interests in contracts); • up to 300,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX .

Class	15 February 2007 - PaperlinX Senior Management Share Plan 1 March 2007 – fully paid ordinary shares
Number acquired	1 March 2007 – 30,000 ordinary shares
Number disposed	15 February 2007 - lapse of 600,000 potential shares pursuant to the PaperlinX Senior Management Share Plan
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	15 February 2007 – N/A 1 March 2007 - $4.10 per share
No. of securities held after change	• 100,000 ordinary shares in PaperlinX; • 845,785 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan; • up to 300,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX .
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	15 February 2007 - lapse of 600,000 potential shares pursuant to the PaperlinX Senior Management Share Plan. 1 March 2007 – on market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

+ See chapter 19 for defined terms.

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	20 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	27 February 2007
No. of securities held prior to change	58,736 - Direct 7,496 - Indirect 51,240
Class	Fully paid ordinary shares
Number acquired	839
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.29 per share
No. of securities held after change	59,575 - Direct 8,335 - Indirect 51,240
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the Non-Executive Director Share Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	31 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	27 February 2007
No. of securities held prior to change	33,468 – Direct 24,034 - Indirect 9,434
Class	Fully paid ordinary shares
Number acquired	1564
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.29 per share
No. of securities held after change	35,032 – Direct 25,598 - Indirect 9,434
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase pursuant to the Non-Executive Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

23 February 2007

Company Announcement Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Half Year Financial Results
Amended Appendix 4D

Item 15.6 of the attached Appendix 4D has been amended to show that the amount per security of foreign source dividend in 100%. Otherwise there are no amendments to the Appendix 4D lodged on 22 February 2007.

Regards,

James Orr
Company Secretary

Encl.

Rules 4.3 A

Appendix 4D

Half Yearly Report

Introduced 1/1/2003

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350	✓		31 December 2006

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). A$M

Revenue *(item 1.1)*	up	9.8%	to	3,925.8
Profit before net interest and tax (item 1.47)	up	10.0%	to	87.1
Net profit (loss) for the period attributable to holders of the parent *(item 1.13)*	down	7.4%	to	32.7

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	N/A	N/A
Interim dividend declared at the date of this report *(Half yearly report only - item 15.6)* This dividend has not been provided for in the accounts as at 31 December 2006.	5.0¢	Nil
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	5.5¢	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 16 March 2007

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenue *(items 1.17 – 1.19)*	3,925.8	3,576.2
1.2	Other Income *(items 1.20 – 1.25)*	6.5	9.6
1.3	Expenses *(items 1.26 – 1.31)*	(3,842.0)	(3,506.8)
1.4	**Profit (loss) before net financing costs**	**90.3**	**79.0**
1.5	Financial income *(items 1.32 – 1.34)*	3.2	4.0
1.6	Financial expenses *(items 1.35 – 1.39)*	(43.3)	(36.7)
1.7	Net finance costs	(40.1)	(32.7)
1.8	**Profit (loss) before tax**	**50.2**	**46.3**
1.9	Tax expense	(17.8)	(11.0)
1.10	**Profit (loss) after tax but before profit and loss of discontinuing operations**	**32.4**	**35.3**
1.11	Profit (loss) of discontinuing operations, net of tax	0.3	-
1.12	**Profit for the period**	**32.7**	**35.3**
	Attributable to		
1.13	Equity holders of the parent	32.7	35.3
1.14	Minority interests	-	-
		32.7	35.3

Earnings per security (EPS)	Current period	Previous corresponding period
1.15 Basic EPS from continuing operations (cents)	7.3	7.9
1.16 Diluted EPS from continuing operations (cents)	7.2	7.9

+ See chapter 19 for defined terms.

		Current Period – A$M	Previous Corresponding Period A$M
	REVENUES AND EXPENSES		
	Revenue		
1.17	Sales of goods	3,922.6	3,573.7
1.18	Commissions	3.2	2.5
1.19	**Total revenue**	3,925.8	3,576.2

	Other income		
1.20	Insurance proceeds	-	-
1.21	Rent	1.8	1.0
1.23	Dividends	0.4	0.8
1.24	Net profit on disposal of non-current assets	1.2	6.4
1.22	Other	3.1	1.4
1.25	**Total other income**	6.5	9.6

+ See chapter 19 for defined terms.

		Current Period – A$M	Previous Corresponding Period A$M
	Expenses		
1.26	Cost of sales	(3,218.2)	(2,919.2)
1.27	Distribution and warehousing	(261.5)	(206.0)
1.28	Sales and marketing	(177.2)	(168.0)
1.29	General and administration	(229.5)	(212.2)
1.30	Research and development	(0.6)	(1.4)
1.31	**Total expenses (1)**	**(3,842.0)**	**(3,506.8)**

(1) Included in expenses is $11.1 million business restructure costs which primarily relate to the pulp mill, partially offset by net property savings of $2.2 million

	Net financing costs, continuing operations		
	Financial income:		
1.32	Interest income	3.2	2.5
1.33	Net foreign exchange gains	-	1.5
1.34	**Total financial income**	**3.2**	4.0
	Financial expenses:		
1.35	Interest expense	(40.4)	(35.4)
1.36	Less capitalised interest	1.2	-
		(39.2)	(35.4)
1.37	Net foreign exchange losses	(3.0)	-
1.38	Other borrowing costs	(1.1)	(1.3)
1.39	**Total financial expenses**	**(43.3)**	(36.7)
1.40	**Total net financing costs, continuing operations**	**(40.1)**	**(32.7)**
	Net interest expense, continuing operations:		
1.41	Interest income	3.2	2.5
1.42	Interest expense	(39.2)	(35.4)
1.43	**Total net interest expense, continuing operations**	**(36.0)**	**(32.9)**

		Current Period - A$m	Previous Corresponding Period A$m
	Profit before tax		
1.44	Revenue:		
	• Continuing operations	3,922.6	3,573.7
	• Discontinuing operations	25.9	-
		3,948.5	3,573.7
1.45	Profit before depreciation, amortisation, net interest and tax:		
	• Continuing operations	136.9	129.4
	• Discontinuing operations	0.9	-
		137.8	129.4
1.46	Depreciation and amortisation:		
	• Continuing operations	(50.7)	(50.2)
	• Discontinuing operations	-	-
		(50.7)	(50.2)
1.47	Profit before net interest and tax:		
	• Continuing operations	86.2	79.2
	• Discontinuing operations	0.9	-
		87.1	79.2
1.48	Net interest:		
	• Continuing operations	(36.0)	(32.9)
	• Discontinuing operations	(0.4)	-
		(36.4)	(32.9)
1.49	Profit before tax:		
	• Continuing operations	50.2	46.3
	• Discontinuing operations	0.5	-
		50.7	46.3
1.50	Tax:		
	• Continuing operations	(17.8)	(11.0)
	• Discontinuing operations	(0.2)	-
		(18.0)	(11.0)
1.51	Profit for the period:		
	• Continuing operations	32.4	35.3
	• Discontinuing operations	0.3	-
		32.7	35.3

+ See chapter 19 for defined terms.

Consolidated retained profits		Current period - A$M	Previous corresponding period A$M
1.52	Retained profits (accumulated losses) at the beginning of the financial period	(38.2)	(58.1)
1.53	Net profit (loss) attributable to holders of the parent (*item 1.13*)	32.7	35.3
1.54	Net transfers from (to) reserves *(details if material)*	-	-
1.55	Employee share options and rights	2.2	1.8
1.56	Adjustment to comply with AASB 139 (Financial Instruments: Recognition and Measurement)	-	(0.3)
1.57	Dividends paid	(20.1)	(53.5)
1.58	Actuarial gains/ (losses) on defined benefit plans	3.4	-
1.59	**Retained profits (accumulated losses) at end of financial period**	**(20.0)**	**(74.8)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of computer software	(8.4)	-	-	(8.4)
2.2	Amortisation of brand names	-	-	-	-
2.3	Amortisation of other intangibles	-	-	-	-
2.4	**Total amortisation of intangibles**	**(8.4)**	-	-	**(8.4)**
2.5	Extraordinary items (details)	-	-	-	-
2.6	**Total extraordinary items**	-	-	-	-

There was no amortisation of goodwill in the previous corresponding period.

Comparison of half year profits *(Preliminary final report only)*		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) after tax attributable to holders of the parent reported for the *1st* half year (item 1.13 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) after tax attributable to holders of the parent for the *2nd* half year	N/A	N/A
	Total for year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated balance sheets		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash and cash equivalents	197.9	455.1	289.0
4.2	Trade and other receivables	1,610.9	1,541.8	1,489.8
4.3	Inventories	890.0	864.1	814.9
4.4	Assets classified as held for sale	-	19.6	-
4.5	**Total current assets**	**2,698.8**	**2,880.6**	**2,593.7**
	Non-current assets			
4.6	Receivables	8.6	8.9	5.1
4.7	Investments	13.8	14.1	13.5
4.8	Property, plant and equipment	994.7	990.8	977.0
4.9	Intangible assets	413.2	421.6	405.7
4.10	Deferred tax assets	64.2	74.4	83.4
4.11	**Total non-current assets**	**1,494.5**	**1,509.8**	**1,484.7**
4.12	**Total assets**	**4,193.3**	**4,390.4**	**4,078.4**
	Current liabilities			
4.13	Trade and other payables	1,054.4	1,172.9	958.8
4.14	Interest bearing loans and borrowings	225.2	221.7	266.2
4.15	Income tax payable	12.9	9.6	6.4
4.16	Employee benefits	50.3	41.4	42.6
4.17	Provisions	12.4	13.8	17.3
4.18	Liabilities classified as held for sale	-	0.9	-
4.19	**Total current liabilities**	**1,355.2**	**1,460.3**	**1,291.3**
	Non-current liabilities			
4.20	Payables	83.9	93.1	120.0
4.21	Interest bearing liabilities	1,039.8	1,136.7	1,039.9
4.22	Deferred tax liabilities	44.1	43.4	33.4
4.23	Employee benefits	37.2	37.3	39.2
4.24	Provisions	11.5	10.9	4.5
4.25	**Total non-current liabilities**	**1,216.5**	**1,321.4**	**1,237.0**
4.26	**Total liabilities**	**2,571.7**	**2,781.7**	**2,528.3**
4.27	**Net assets**	**1,621.6**	**1,608.7**	**1,550.1**

+ See chapter 19 for defined terms.

Condensed consolidated balance sheets (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.28	Issued capital	1,698.3	1,691.9	1,691.7
4.29	Reserves	(56.8)	(45.0)	(66.9)
4.30	Retained profits (accumulated losses)	(20.0)	(38.2)	(74.8)
4.31	**Equity attributable to holders of the parent entity**	**1,621.5**	**1,608.7**	**1,550.0**
4.32	Minority interests	0.1	-	0.1
4.33	**Total equity**	**1,621.6**	**1,608.7**	**1,550.1**
4.34	Preference capital included as part of 4.37	-	-	-

+ See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance**	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance**	**N/A**	**N/A**

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	3,840.1	3,559.5
7.2	Payments to suppliers and employees	(3,950.3)	(3,557.5)
7.3	Dividends received	0.4	0.8
7.4	Interest received	3.2	2.5
7.5	Interest paid	(36.9)	(36.3)
7.6	Income taxes paid	(6.6)	(6.3)
7.7	Other (provide details if material)	8.1	4.9
7.8	**Net operating cash flows**	**(142.0)**	**(32.4)**
	Cash flows related to investing activities		
7.9	Loans (advanced to)/repaid by other entities	0.1	(0.4)
7.10	Acquisition of property, plant and equipment and intangibles	(63.5)	(45.7)
7.11	Acquisition of subsidiaries and businesses	(11.1)	(0.8)
7.12	Partial refund of the purchase price in relation to an acquisition in a prior period	8.7	-
7.13	Proceeds on disposal of property, plant and equipment	12.2	18.9
7.14	Proceeds from the sale of controlled entities and businesses	16.4	-
7.15	**Net investing cash flows**	**(37.2)**	**(28.0)**
	Cash flows related to financing activities		
7.16	Dividends paid	(14.4)	(53.4)
7.17	Proceeds from issues of shares	0.7	-
7.18	Proceeds from employee share plan loans	0.1	0.1
7.19	Proceeds from borrowings	1,078.6	478.0
7.20	Repayment of borrowings	(1,145.0)	(498.1)
7.21	Principal lease repayments	(0.1)	-
7.22	**Net financing cash flows**	**(80.1)**	**(73.4)**
7.23	**Net increase (decrease) in cash held**	**(259.3)**	**(133.8)**
7.24	Cash at beginning of period *(see Reconciliation of cash)*	453.9	427.8
7.25	Exchange rate adjustments to item 7.24	2.9	(6.7)
7.26	**Cash at end of period** *(see Reconciliation of cash)*	**197.5**	**287.3**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$M	Previous corresponding Period – A$M
8.1	Cash on hand and at bank	197.9	289.0
8.2	Bank overdraft	(0.4)	(1.7)
8.3	**Total cash at end of period** *(item 7.26)*	**197.5**	**287.3**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) before tax (*item 1.8*) as a percentage of revenue (*item 1.1*)	1.3%	1.3%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) after tax attributable to holders of the parent (*item 1.13*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.31*)	2.0%	2.3%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		Current period	Previous corresponding Period
	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
10.1	**Basic earnings per share (cents)**		
	• Continuing operations	7.3	7.9
	• Discontinuing operations	-	-
		7.3	7.9
10.2	Net Profit		
	• Continuing operations	32.4	35.3
	• Discontinuing operations	0.3	-
		32.7	35.3
10.3	Weighted average number of shares (millions)	446.9	446.2
10.4	**Diluted earnings per share (cents)**		
	• Continuing operations	7.2	7.9
	• Discontinuing operations	-	-
		7.2	7.9
10.5	Net Profit		
	• Continuing operations	32.4	35.3
	• Discontinuing operations	0.3	-
		32.7	35.3
10.6	Weighted average number of shares (millions)	451.1	449.5

NTA backing

		Current period	Previous corresponding Period
11.1	Net tangible asset backing per +ordinary security	$2.55	$2.38

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) and extraordinary items after tax of the subsidiaries for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	5 April 2007
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	16 March 2007
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate)	N/A	N/A	N/A
15.5	Previous year (30% tax rate)	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December.	5.0¢	Nil	100%
15.7	Previous year (30% tax rate)	5.5¢	Nil	N/A

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding Period – A$M
15.10	+Ordinary securities *(each class separately)*	Not provided for at 31 December 2006	Not provided for at 31 December 2005
	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)* Refer 15.6 above		
15.13	**Total**	-	-

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

Dividend Reinvestment Plan ('DRP')

The last date(s) for receipt of election notices for the +dividend or distribution plans	16 March 2007

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) before tax	N/A	N/A
16.2 Tax expense	N/A	N/A
16.3 Profit (loss after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous correspondin g period – A$M
17.1 Equity accounted associates and joint venture entities NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous correspondin g period	Current period A$M	Previous correspondin g period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	447,983,180			
18.4	Changes during current period				
	(a) Increases through Employee Share Plan Issues				
	– Exercise of Options	165,000	165,000	$3.13	$3.13
	– Exercise of Options	25,000	25,000	$3.50	$3.50
	– Exercise of Options	25,000	25,000	$3.32	$3.32
	(b) Increase through long term incentive plan	-	-	-	-
	(c) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through Employee Share Plan Issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*	4,421,670	Nil		N/A
18.8	Issued during current period				
		1,121,240	Nil	3.11	N/A
		150,000	Nil	3.11	N/A
		1,271,240			
18.9	Exercised during current period				
		165,000	Nil	3.13	
		25,000	Nil	3.50	
		25,000	Nil	3.32	
		215,000			
18.10	Expired during current period	186,730	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

+ See chapter 19 for defined terms.

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

<u>BUSINESS SEGMENTS</u>

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers. Includes stationery and envelopes business.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate	Includes corporate costs.

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	SEGMENT RESULT (3)	SEGMENT REVENUE
	$M	$M
For the year ended 31 December 2006		
BUSINESS SEGMENTS		
Merchanting and Paper Trading		
• Continuing Operations	98.2	3,592.1
• Discontinuing Operations	0.9	25.9
	99.1	3,618.0
Communication Papers	0.1	382.8
Packaging Papers	2.9	127.0
Australian Paper	3.0	509.8
Corporate and Other	(15.0)	-
Profit before net interest and tax	87.1	
Net interest (1)	(36.4)	
Profit before tax	50.7	
Tax expense (1)	(18.0)	
Profit for the period	32.7	
Inter-segment sales (2)		(179.3)
Total	32.7	3,948.5

Segment Reporting (cont'd)

	SEGMENT RESULT (3)	SEGMENT REVENUE
	$M	$M
For the year ended 31 December 2005		
BUSINESS SEGMENTS		
Merchanting and Paper Trading	91.3	3,223.8
Communication Papers	1.3	401.6
Packaging Papers	2.8	122.9
Australian Paper	4.1	524.5
Corporate and Other	(16.2)	-
Profit before net interest and tax	79.2	
Net interest (1)	(32.9)	
Profit before tax	46.3	
Tax expense (1)	(11.0)	
Profit for the period	35.3	
Inter-segment sales (2)		(174.6)
Total	35.3	3,573.7

Notes

(5) Interest and income tax expense are not allocated internally to the segments but held centrally.

(6) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(7) The segment result for the individual business segments is the profit before net interest and tax.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

5.0 Not applicable (Interim report only)

6.0 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached News Release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached News Release

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 5 April 2007 of 5.0 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2006.

The balance of the consolidated franking account as at 31 December 2006 was $Nil (2005: $Nil).

It is expected that any final dividend in respect of the year ending 30 June 2007 will be unfranked.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows

Not applicable

5.0 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

6.0 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Not applicable

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not Applicable
Date	Not Applicable
Time	Not Applicable
Approximate date the +annual report will be available	Not Applicable

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 21 February 2007

Print name: James Orr

+ See chapter 19 for defined terms.

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

22 February 2007

ASX ANNOUNCEMENT

PAPERLINX TO RAISE $250 MILLION THROUGH AN ISSUE OF PAPERLINX STEP-UP PREFERENCE SECURITIES ("PAPERLINX SPS")

A product disclosure statement ("PDS") was lodged today with ASIC for an offer of hybrid capital in the form of PaperlinX Step-up Preference Securities ("PaperlinX SPS"). PaperlinX Limited ("PaperlinX") proposes to raise $250 million through the issue of PaperlinX SPS with the ability to accept oversubscriptions for up to a further $50 million ("Offer"). PaperlinX SPS are preferred units in the PaperlinX SPS Trust which has been established to raise funds for the PaperlinX Group.

The issuer of the PaperlinX SPS is Permanent Investment Management Limited as responsible entity of the PaperlinX SPS Trust (the "Issuer").

Use of proceeds
The issue will be used to repay debt, strengthen PaperlinX's balance sheet and provide increased financial flexibility to take advantage of future opportunities.

Terms of PaperlinX SPS
PaperlinX SPS are perpetual preferred units in the PaperlinX SPS Trust with a face value of A$100 ("Face Value"). PaperlinX SPS are expected to pay ongoing unfranked, semi-annual, floating rate, discretionary and non-cumulative distributions calculated as a margin over the 180 day bank bill rate. The margin will be set by way of a bookbuild to be conducted on 6 March 2007. On 30 June 2012, PaperlinX may propose new terms for the PaperlinX SPS through a remarketing process or it may redeem, exchange (for PaperlinX ordinary shares at a 2.5% discount) or resell the PaperlinX SPS. The margin on any PaperlinX SPS that will remain on issue after 30 June 2012 will step up by 2.25% unless the remarketing process has been successful.

Further details on the PaperlinX SPS terms and conditions are contained in the PDS which can be viewed at www.paperlinx.com.

Australian residents who are existing PaperlinX ordinary shareholders will be eligible to participate under the Shareholder Priority Offer. If there is excess demand, existing PaperlinX ordinary shareholders will receive preferential allocations over other applicants who have applied under the General Offer. Shareholders eligible to participate will receive an invitation to request a PDS.

NEWS RELEASE

Timetable

Product Disclosure Statement lodged with ASIC	22 February 2007
Bookbuild to determine margin	6 March 2007
Margin announced and Replacement Product Disclosure Statement Lodged with ASIC	7 March 2007
Broker Firm, General and Shareholder Offer Priority Opening Date	7 March 2007
General and Shareholder Priority Offer Closing Date	23 March 2007
Broker Firm Offer Closing Date	27 March 2007
Issue Date	30 March 2007
PaperlinX SPS commence trading on ASX on a deferred settlement basis	2 April 2007
PaperlinX SPS commence trading on ASX on a normal settlement basis	5 April 2007
First Distribution Payment Date	30 June 2007
First Remarketing Date	30 June 2012

These dates are indicative only and are subject to change.

Structurer, Lead Manager and Bookrunner
Macquarie Equity Capital Markets Limited has been appointed as Structurer, Lead Manager and Bookrunner to the Offer.

Co-managers
Co-managers to the offer are:
- ABN AMRO Morgans Limited
- ANZ Securities Limited
- Grange Securities Limited
- Macquarie Equities Limited
- National OnLine Trading Limited

Further information
The PDS contains important information on the Offer. An electronic copy of the PDS will be available at **www.paperlinx.com**. To obtain a paper copy of the PDS with an attached application form, please call the PaperlinX SPS Information Line on **1800 738 908** (8:30am to 5:00pm Monday to Friday (AEDT).

Any person wishing to apply for PaperlinX SPS should read and carefully consider the PDS, then complete and lodge an application form. The application form will be attached to the PDS or available online at **www.paperlinx.com** after the offer opens, expected to be at 9:00am (AEST) on 7 March 2007.

Contact:

Mr David Shirer
Executive General Manager - Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302

Shareholders and others parties interested in investing in PaperlinX SPS:
PaperlinX SPS Information Line: **1800 738 908** (8:30am to 5:00pm Monday to Friday (AEDT)

PaperlinX

PaperlinX Step-up Preference Securities

Investor Presentation

February – March 2007

Structurer, Lead Manager and Bookrunner

MACQUARIE

Co-Managers

ABN AMRO Morgans Limited

ANZ Securities Limited

Grange Securities Limited

Macquarie Equities Limited

National OnLine Trading Limited

Disclaimer

Permanent Investment Management Limited (ABN 45 003 278 831, AFSL 235150) is the Issuer of the PaperlinX Step-up Preference Securities ("PaperlinX SPS") as responsible entity for the PaperlinX SPS Trust. The Issuer is not liable for the content of the presentation.

This presentation has been prepared in good faith from information provided by PaperlinX, but no representation or warranty, expressed or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation.

PaperlinX SPS are not issued by PaperlinX
PaperlinX SPS is not an investment in, or a liability of, PaperlinX or any member of the PaperlinX Group and is subject to investment risk including possible non-payment and loss of income or capital invested. Neither PaperlinX nor any member of the PaperlinX Group in any way guarantees the capital value and/or performance of PaperlinX SPS or the assets of the PaperlinX SPS Trust or any particular rate of return. None of the obligations of the Issuer are guaranteed in any way by PaperlinX or any member of the PaperlinX Group.

Foreign jurisdictions
The distribution of this presentation in jurisdictions outside Australia may be restricted by law. If you come into possession of it you should seek advice on such restrictions and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This presentation does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify PaperlinX SPS or to otherwise permit a public offering of PaperlinX SPS outside Australia. PaperlinX SPS may be offered in a jurisdiction outside Australia where such an offer is made in accordance with the laws of that jurisdiction.
PaperlinX SPS have not been, and will not be, registered under the United States Securities Act of 1933 ("Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, a US Person (as defined in Regulation S under the Securities Act).

Future performance
Except as required by law, and only then to the extent so required, neither the Issuer nor any other person warrants or guarantees the future performance of PaperlinX SPS or any return on any investment made pursuant to this presentation.

Diagrams
Diagrams used in the presentation are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this presentation.

Product Disclosure Statement
A Product Disclosure Statement for PaperlinX SPS is available and can be obtained on www.paperlinx.com. Persons deciding whether to acquire PaperlinX SPS should consider the Product Disclosure Statement.

PaperlinX

Content

PaperlinX

1. Offer Summary

Security	▪ PaperlinX Step-up Preference Securities ("PaperlinX SPS") ▪ Preferred, non-cumulative, units in the PaperlinX SPS Trust
Distributions	▪ Unfranked, semi-annual, floating rate, discretionary and non-cumulative
Issuer	▪ Permanent Investment Management Ltd as responsible entity of the PaperlinX SPS Trust
Offer Size	▪ $250 million with an ability to accept up to $50 million in oversubscriptions
Use of Proceeds	▪ Used to retire senior debt
Key Holder Protections	▪ Dividend Restriction ▪ Step-up of 2.25% on 30 June 2012 subject to a Remarketing process ▪ Holder Realisation right on a Change of Control Event ▪ Holder Redemption right on PaperlinX breach of undertakings (e.g. Dividend Restriction) ▪ Ranking on a winding up of PaperlinX as a PaperlinX preference shareholder
Takeover participation	▪ Holder participation in a portion of any bid premium paid for PaperlinX ordinary shares on a change of control

2. Overview of PaperlinX

- Listed on ASX in 2000 following the demerger from Amcor
- In 2001, expanded into paper merchanting with the acquisition of Spicer's Paper
- Today, PaperlinX is a leading international fine paper merchant and Australia's principal manufacturer of high-quality communication, packaging and industrial papers
- PaperlinX sold over four million tonnes of paper and packaging material worldwide last year
- An ASX 100 company, with a market capitalisation of approximately $1.7 billion
- PaperlinX is currently implementing a program of strategic initiatives and is seeking to further strengthen its balance sheet and increase financial flexibility to take advantage of future opportunities

2. PaperlinX Group Structure

- The PaperlinX Group is divided into merchanting and manufacturing


PaperlinX
Paper Merchanting
Paper Manufacturing
Europe
Australia, NZ and Asia
North America
Australian Paper
PaperlinX Office
North West Europe
UK, Ireland and South Africa
Central and Southern Europe
Australia and New Zealand
Asia
Paper Trading
USA
Canada
Communication Papers
Packaging Papers
Australia

2. PaperlinX Global Platform

- PaperlinX operates 47 businesses across 29 countries
- Major international paper merchant acquisitions include
  - Spicers Paper (North America, 2001)
  - Coast Paper (Canada, 2001)
  - Bunzl Fine Paper (UK, 2002)
  - Buhrmann (Netherlands, 2003)
  - Cascade Resources (Canada, 2006)



Europe
Adria Papir
Alpe papir
Axelium
Bratislvaska papierenská spolocnost
Budapest Papir
BührmannUbbens
Caledonia
CC&CO Group
ContactHorne Paper
Deutsche Papier
DM Paper
DRiem Papier
Epacar
Finwood Papers
Howard Smith
Paper Group
Mercator Papier
Ospap
Paper Products Marketing
PaperNet
PaperNet Austria
PaperNet Denmark
Polyedra
Proost en Brandt
Robert Horne Group
The M6 Paper Group
The Paper Company
Udesen
Union Papelera
Australia, NZ and Asia
Australian Paper
Dalton Fine Paper
Dalton Web Papers
Paper Products Marketing
PaperlinX Office
Spicers Paper
Winpac Paper
North America
Coast Paper
Kelly Paper Company
Paper Products Marketing
Papier Coast
Spicers Canada
Spicers Paper Inc

PaperlinX

2. PaperlinX Sales Revenue

Split by Geography

Note: % calculated before inter segment sales deducted



Merchanting 87%
Europe
59%
Australia, NZ & Asia
13%
North America
15%
Manufacturing 13%

Sales Revenue ($m)		Year ended 30 June 2006
Total Merchanting		6,692
• Australia, NZ, Asia	1,030	
• Europe	4,528	
• North America	1,134	
Total Manufacturing		1,021
Inter segment sales		(341)
Total Sales Revenue		7,372

PaperlinX

2. PaperlinX Merchanting

- Paper merchants operate as intermediaries between suppliers (mills) and customers (printers)
  - Suppliers produce large quantities of few grades
  - Customers buy small quantities of many grades
- Value proposition:

For suppliers:

- Increasing volume results in increasing relevance
- Multi-regional / multi-geographies
- Access to many consumers
- Efficiency gains
- Financial strength

For customers:

- Wide range of the leading products, both Mill and Merchant brands
- High service level
- Stock on demand
- 24 hour or less delivery
- Technical/Design support (backselling, or 'pull-through' selling)

2. PaperlinX Manufacturing

Australian Paper – paper manufacturing

- Focus on Australian market
  - 80% of production is sold in Australia
- Vertical integration - 70% self-sufficient in pulp
- Only manufacturer of communication paper in Australia
- Leading producer of packaging paper
- Leading copy paper manufacturer
- Reflex – Australia's leading office paper
- Strategic long term advantages
  - Branding
  - Long term customer contracts
  - Local supply
  - Secure fibre source

2. PaperlinX Strategy

Core Operating Principles

Our Core Operating Principles have provided guidance to improve our competitiveness and position itself for improved returns going forward:

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for our customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team

2. PaperlinX Strategy

Status of major business initiatives

• Upgrade of Maryvale PM1	Complete, in market
• Closure of Shoalhaven PM1	Complete and on plan. PM2 also shut
• Spicers Canada Acquisition (external)	Complete, exceeded expectations
• PaperlinX Office	Complete, market successes
• The Delivery Company	On track, 5th site operational
• Netherlands Restructure	On track, DRiem integrated
• European IT platform	On track, Ireland successful
• Maryvale Pulp Mill upgrade	On track for targeted returns
• Maryvale Wood yard outsourcing	On track
• Growth of own brands	Strong first half
• Strategic Sourcing Alignments	On going
• European Portfolio Change (external)	Additional conditional agreements
• Global Customer Solutions	Structure developed

PaperlinX

2. PaperlinX Strategy

Announced strategic initiatives are on-track – $100 million p.a. incremental benefit in 2009

- Net $16 million delivered versus prior half year
- Net one-off costs associated with these initiatives of $9 million pre-tax were incurred in this period
- Exceed a net positive contribution to operating earnings of $23 million in 2007
- Exceed a net $100 million per annum benefit to operating earnings in 2009

2. PaperlinX Trading Update

PaperlinX 2007 interim result summary

- Profit after tax of $33 million including net $(10) million of after tax one-off costs
- Underlying EBIT of $96 million (up 24% on pcp) reflects positive contributions from strategic initiatives, mix and effective cost management, with minimal benefit realised from improving market conditions
    - Net positive EBIT contribution of $16 million from strategic initiatives including Maryvale M1 upgrade, Spicers Canada acquisition, Shoalhaven closures and PaperlinX Office
    - Strong productivity and some pricing mitigated by higher input costs
- Australian Paper underlying EBIT benefits from internal initiatives and efficiency gains despite input cost increases
- Potential European portfolio changes follows current strategy

2. PaperlinX Trading Update

Business outlook

- UK, North America and Australasia demand remains modest, though balanced by more modest capacity increases net of mill closures
- Manufacturing input costs remain high but are stabilizing
- Strategic initiatives are on-track to exceed $23 million/ $100 million net EBIT benefits in 2007/2009
- Seasonal improvement in working capital and on-going focus on working capital % sales by year end is targeted in a climate of higher revenue
- Minimal "market improvement" benefits expected in the second half
- Growth opportunities to leverage existing global platform will be addressed
- Focus remains on improved competitiveness, economic profit and shareholder returns through the cycle

3. Financial Information

Income Statement Highlights

Consolidated ($m)	Year ended 30 June 05	Half year ended 31 Dec 05	Year ended 30 June 06	Half year ended 31 Dec 2006	Calendar year ended 31 Dec 2006
Revenue	7,583	3,576	7,351	3,926	7,701
EBITDA	293	129	257	138	266
Underlying EBIT	190	78	157	96	176
EBIT	180	79	152	87	160
Net Interest Expense	(69)	(33)	(65)	(36)	(69)
Tax Expense	(22)*	(11)	(22)	(18)	(28)
Profit after Tax	90*	35	65	33	63

* Excludes benefits of entering Australian Tax Consolidation regime of $77 million.

3. Financial Information

Underlying EBIT has improved as a result of internally generated initiatives



120
100
80
60
40
20
0
$(m)
Up 24%
1H05
2H05
1H06
2H06
1H07

PaperlinX

3. Financial Information

Balance Sheet Highlights

Consolidated ($m)	30 June 05 Historical	31 Dec 05 Historical	30 June 06 Historical	31 Dec 06 Historical	31 Dec 06 Pro forma
Cash	429	289	455	198	198
Inventory	812	815	864	890	890
Total assets	4,167	4,078	4,390	4,193	4,193
Total Debt	1,303	1,306	1,359	1,265	1,023
Total liabilities	2,604	2,514	2,782	2,572	2,330
Net assets	1,563	1,564	1,609	1,622	1,864
Net Debt	874	1,017	904	1,067	825

3. Financial Information

Net debt has risen from expansionary capex

- Maintenance capex generally follows depreciation and amortisation
- 22% rise in net debt over the last three halves represents expansionary capex
    - Cascades in Canada ($100 million)
    - Pulp mill upgrade (total approved cost $203 million)


1,200
1,000
800
600
400
200
0
$(m)
30-Jun-05
31-Dec-05
30-Jun-06
31-Dec-06
31 Dec 06 Pro forma

PaperlinX

3. Financial Information

Selected Financial Ratios

- PaperlinX target gearing policy is 40-50% (net debt/net debt + equity)

	Year ended 30 Jun 2006 Historical	Calendar year ended 31 Dec 2006 Historical	Calendar year ended 31 Dec 2006 Pro-forma
Gearing (1)	36.0%	39.7%	30.7%
Net Debt/EBITDA	3.5 x	4.0 x	3.1 x
Interest Coverage (2)	3.9 x	3.9 x	5.2 x
Interest + Distribution Coverage (3)	N/A	N/A	3.7 x
Distribution Coverage (4)	N/A	N/A	9.9 x

1. Net debt/net debt + equity
2. EBITDA/net interest expense
3. EBITDA/(net interest expense + Distribution Payment)
4. (EBITDA – net interest expense)/Distribution Payment

4. PaperlinX SPS

Use of Proceeds

Rationale for issue

- Debt repayment
- Strengthening balance sheet capacity
- Increasing financial flexibility to take advantage of future opportunities

Use of proceeds

- PaperlinX SPS Trust will use the proceeds of the Offer to subscribe for shares in a subsidiary of PaperlinX ("PaperlinX LLC")
- PaperlinX LLC will in turn lend the proceeds of subscription to members of the PaperlinX Group
- The PaperlinX Group will use the proceeds to retire debt

4. PaperlinX SPS

Key Terms

Security	▪ PaperlinX Step-up Preference Securities ("PaperlinX SPS") ▪ Perpetual preferred units in the PaperlinX SPS Trust
Issuer	▪ Permanent Investment Management Ltd as responsible entity of the PaperlinX SPS Trust
Distributions	▪ Unfranked, semi-annual, floating rate, discretionary and non-cumulative
Distribution Rate	▪ 180 day Bank Bill Swap Rate + Margin
Distribution Payment Dates	▪ 30 June and 31 December each year ▪ The first Distribution will be payable on 30 June 2007
Remarketing	▪ Issuer can initiate a process to adjust the Margin and other terms on a Remarketing Date
Remarketing Dates	▪ First Remarking Date on 30 June 2012
Step-up Margin	▪ Margin plus 2.25%
ASX Code	▪ PXUPA
Voting Rights	▪ PaperlinX SPS Holders may not vote in general meetings

4. PaperlinX SPS

Key Holder Protections

Dividend Restriction	▪ If a PaperlinX SPS Distribution is not paid in full or if the Redemption Amount has not been paid in full or equivalent shares issued on a Realisation Date
Step-up of 2.25%	▪ Applies from 30 June 2012 unless PaperlinX has set a Remarketing Margin or Realised Holders' PaperlinX SPS
Holder put right on a Change of Control Event	▪ Holders may request Realisation following a Change of Control Event
Holder redemption if PaperlinX breaches its undertakings	▪ PaperlinX must exchange PaperlinX SPS for PaperlinX Preference Shares that are immediately redeemable at the option of the holder
Ranking on a winding up of PaperlinX	▪ PaperlinX SPS will be exchanged for PaperlinX Preference Shares that will rank ahead of PaperlinX Ordinary Shares but behind all creditors of PaperlinX

4. PaperlinX SPS

Remarketing

First Remarketing Date	▪ 30 June 2012
Successful Remarketing threshold	▪ 'Bid' or 'Hold' Notices (excluding deemed 'Hold' Notices) in respect of 25% of PaperlinX SPS on issue are required in order to set a new Margin and new terms to apply ▪ PaperlinX must Redeem, Exchange (at a 2.5% discount) or Resell any Exiting Holders
New Credit Rating Remarketing	▪ If PaperlinX obtains a credit rating it may initiate a Remarketing process but may not propose a lower Margin ▪ Holders may respond with 'Bid' Notices or 'Hold' Notices
New Credit Rating Successful Remarketing threshold	▪ As above other than PaperlinX must Resell any Exiting Holders (i.e. may not Redeem or Exchange and thereby reduce the liquidity the PaperlinX SPS issue)
Benefits for PaperlinX	▪ Creates flexibility for PaperlinX to propose adjustments to the PaperlinX SPS terms in future to obtain favourable credit rating agency treatment, if required

4. PaperlinX SPS

Peer Comparison

	PaperlinX SPS	Orica SPS	Fairfax SPS	Nufarm NSS	Transpacific SPS
Structure	Trust	Stapled	Stapled	Notes	Trust
Security	PNC5	PNC5	PCN5	PNC5	PNC5
Franking	Unfranked	Unfranked	Unfranked	Unfranked	Franked
Step-up	2.25%	2.25%	2.25%	2.00%	2.50%
Breach of Dividend Restriction	Request redemption[1]	Request redemption or conversion	Request redemption or conversion	Not specified	Request redemption or conversion
Holder Change of Control right	Yes	Yes	No	Yes	Yes
Takeover participation	Yes	Yes	Yes	No	No

[1]Redemption effected via exchange into an immediately redeemable preference share.

5. Offer Timetable

Product Disclosure Statement ("PDS") lodged with ASIC	22 February
Institutional and Broker Firm Roadshow	27 February – 2 March
Bookbuild	6 March
Margin announced and Replacement PDS lodged	7 March
Opening Date of General, Shareholder Priority and Broker Firm Offer	7 March
Closing date of General and Shareholder Priority Offer	23 March
Closing date of Broker Firm Offer	27 March
DvP Settlement	29 March
Allotment of PaperlinX SPS to Applicants	30 March
PaperlinX SPS commence deferred settlement trading on ASX	2 April
PaperlinX SPS commence normal trading on ASX	5 April
First Remarketing Date	30 June 2012

6. Contacts

PaperlinX Limited

Tom Park	Chief Executive Officer	(03) 8540 2333
David Lamont	Chief Financial Officer	(03) 8540 2305
David Shirer	Executive General Manager Corporate Affairs	(03) 8540 2302

Lead Manager and Bookrunner

Cameron Duncan	Macquarie Securities	(02) 8232 7405
Hugh Falcon	Macquarie Equity Capital Markets	(03) 9635 9363
Greg Hosking	Macquarie Equity Capital Markets	(03) 9635 8111

PaperlinX

2007 Interim Results

22 February 2007

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from the future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements made in this presentation to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Presentation Sequence

- Introduction and Overview
- PaperlinX 2007 Interim Result
- Paper Manufacturing
- Paper Merchanting
- Summary and Outlook
- Questions and Answers

Market Overview

- Forecast growth in global demand for CWF and UCWF exceeds announced growth in global supply, though regional variations are evident
- Currency movements additionally impact trade flows, particularly between Europe and the U.S. The strengthening Euro/U.S. $ rate reduces desirability of exports to the U.S. over time (increasing product held in Europe)
- Higher input costs force mill closures and have stirred mills to raise the price floor
- Though European demand is improving on CWF and UCWF, current pricing is heavily driven by the need to recover higher input costs and is therefore inherently less stable
- Supply/demand driven pricing is present in North America, and is expected to occur globally based on industry forecasts
- In this environment, PaperlinX has seen revenue growth but only been able to hold gross margins as paper prices from suppliers have lifted
- Underlying EBIT has improved as a result of internally generated initiatives and productivity, with little assistance from improved market conditions

Results For Six Months Ended 31 December 2006

- Revenue of $3.9 billion (up 10% on the prior corresponding period (pcp)) and volume of 2.2 million tonnes (up 3%).
- Profit after tax of $32.7 million ($35.3 million pcp) included net $(10) million impact of after tax one-off costs largely attributable to the pulp mill upgrade
- Underlying EBIT of $96.0 million, up 24% ($77.7 million pcp), reflects benefits from strategic initiatives and tight cost management, though minimal net benefit has been realised from market conditions
  - Net positive EBIT benefit of $16 million from strategic initiatives, including M1 upgrade, Spicers Canada acquisition, Shoalhaven PM1 and PM2 closures and PaperlinX Office
  - Productivity and positive mix/pricing were largely mitigated by higher input costs (pulp, fuel, chemicals and sourced paper).
- The announced strategic initiatives are on-track to exceed $23 million/$100 million net benefits in 2007/2009
- Merchant margins have benefited from growth in sign and display, industrial packaging, branded volumes, and the European stock to indent ratio
- Australian Paper underlying EBIT of $12.6 million is improved from both the first and second halves of fiscal 2006 due to production line efficiencies, cost control, implementation of previously announced initiatives, some export price increases and the market success of the PaperlinX Office consolidation

Results For Six Months Ended 31 December 2006

- The working capital to sales ratio improved (19.0% to 18.7%) and average working capital (excluding currency and acquisition impacts) reduced, but total period end working capital was up $238 million due to seasonal factors, revenue growth and an adverse movement in period end creditors
- Cash generated from operations excluding working capital movement was $102 million. Net operating cash outflow was $(142) million largely as a result of higher working capital.
- Return on average funds employed (both pre and post one-offs) has begun to improve as benefits of strategic initiatives are beginning to be reflected and average funds employed reduces on a comparable basis
- The proposed sale of the PaperlinX business in France and acquisition of a business in Italy recognises the benefits of in-market scale and is consistent with the Core Operating Principles
- Employee safety performance was only level after last year's substantial gains
- Environmental footprint (particularly in water utilisation) is improving at healthy rates through discrete initiatives and as a result of the pulp mill upgrade

Financial Summary

		6 months to Dec 2005	6 months to Dec 2006	% change
Sales Volume	'000 tonnes	2,105	2,176	+3%
Sales Revenue	$m	3,574	3,949	+10%
Underlying EBIT	$m	77.7	96.0	+24%
EBIT	$m	79.2	87.1	+10%
Reported Earnings after Tax	$m	35.3	32.7	-7%
EBIT/Average funds employed	%	6.2	6.6	+0.4pts
Earnings per share	cps	7.9	7.3	-0.6cps
Interim dividend (unfranked)	cps	5.5	5.0	-0.5cps

Core Operating Principles

Our Core Operating Principles have provided guidance to improve our competitiveness and position ourselves for improved returns going forward:

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for our customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team.

Major Business Initiatives - Update

• Upgrade of Maryvale PM1	Complete, in market
• Closure of Shoalhaven PM1	Complete and on plan. PM2 also shut
• Spicers Canada Acquisition	Complete, exceeded expectations
• PaperlinX Office	Complete, market successes
• The Delivery Company	On track, 5th site operational
• Netherlands Restructure	On track, DRiem integrated
• European IT platform	On track, Ireland successful
• Maryvale Pulp Mill upgrade	On track for targeted returns
• Maryvale Wood yard outsourcing	On track
• Growth of own brands	Strong first half
• Strategic Sourcing Alignments	On going
• European Portfolio Change	Additional conditional agreements
• Global Customer Solutions	Structure developed

Key Financial Measures

		6 months to Dec 05	6 months to Dec 06
Working Capital	$m	1,359	1,475
EBITDA	$m	129	138
Operating cash flow	$m	(32)	(142)
Net Interest cover	X	2.4	2.4
Net interest expense	$m	32.9	36.4
Effective Tax Rate	%	23.9	35.5
EBIT / Average funds employed	%	6.2	6.6
Capital Expenditure (including acquisitions)	$m	47	75
Net tangible assets per share	$	2.38	2.55
Net Debt / Net Debt & Equity	%	39.6	39 7

Key Variances to EBIT



120
100
80
60
40
20
0
A$M
Top Line Growth
Strategic Initiatives
External Impacts & Expenses
1H06
Price / Margin
Volume
Asset Sales
Strategic Initiatives Cost
Strategic Initiatives Benefits
Direct FX
Inflation
Commodity Input Costs
Expenses (Real)
1H07

PaperlinX

Net Working Capital – Currency Adjusted



$m
1,550
1,450
1,350
1,250
1,150
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Excl. Acq
Trend
Net Working Capital

PaperlinX

Issue of Hybrid Equity

- PaperlinX is proposing to issue between $250 – $300 million of hybrid equity capital
  - This will be in the form of perpetual Step-up Preference Securities (SPS) which are preferred units in the PaperlinX SPS Trust
  - Application will be sought to list the PaperlinX SPS on the ASX
- The PaperlinX SPS are expected to pay discretionary, unfranked, semi-annual, floating rate, non-cumulative distributions
- Funding raised from the issue will be used to repay senior debt
- The issue will:
  - reduce debt
  - further strengthen the Group's balance sheet;
  - increase the Group's financial flexibility; and
  - provide a solid financial platform to take advantage of future opportunities.
- For full details we recommend that you obtain a copy of the product disclosure statement lodged with ASIC today

Australian Paper - Consolidated Result

		6 months Dec 05	6 months Dec 06	Change %
Sales Volume	'000 tonnes	429	413	(4)
Australia/NZ Share of Volume	%	80	80	nc
Sales Revenue	A$m	525	510	(3)
Underlying Earnings before Interest & Tax	A$m	6.0	12.6	110
Net One-off Costs	A$m	(1.9)	(9.6)	
Reported Earnings before Interest & Tax	A$m	4.1	3.0	(27)
Return on Average Funds Employed	%	0.9	0.6	



SALES VOLUME
000 mt
500
400
300
200
100
0
6 mths to Dec '05
6 mths to Dec '06



EBIT
$m
6
4
2
0
6 mths to Dec '05
6 mths to Dec '06

PaperlinX

Australian Paper – Interim Result

- Overall earnings remain under significant pressure due to low pricing and the inability to recover input cost increases over three years. This has been the key issue for this business for some time and remains the case
- Underlying earnings, however, were up 110% on pcp (or $6.6 million), albeit off a low base. Underlying operating earnings benefited from internal efficiency programmes and the benefits of completed strategic initiatives including the closure of Shoalhaven Mill PM1 and PM2 and the Maryvale M1 upgrade
- Operating earnings include a net one-off charge of $9.6 million mainly relating to the outsourcing of the Maryvale wood yard, the consolidation of PaperlinX Office
- Australian Paper earnings now include PaperlinX Office results with adjustments to historic segmental results
- Overall volumes were 4% lower due to Shoalhaven closures
- Commodity input costs have negatively impacted earnings by $13 million on pcp, $11 million of which is pulp
- Improved mill operating efficiencies contributed positively to earnings

Australian Paper – Interim Result

- Overall average price realisation was flat on pcp with a better mix
- Selling prices in domestic markets generally remained under pressure, with imported paper prices held down by the strong Australian dollar
- Sack Kraft markets have been strong, with good gains in export prices in US$, negated to some extent by currency translation
- The drought in Australia has had an impact on some linerboard segments which have been balanced to some extent by robust demand in industrial markets, although overall sales volumes were lower
- Communication papers overall volumes were lower due to reduced exports and the closure of the Shoalhaven machines. Both of these activities were however positive to earnings
- Paper selling prices for communication papers in Australia have remained under pressure, though some increases have occurred as we endeavour to recovery higher input costs

Australian Paper – Project updates

- The pulp and bleach plant upgrade at Maryvale to improve paper quality, reduce pulp costs and improve environmental performance announced in August 2005, remains on track for targeted returns. This reflects the risk to final steel and labour costs mitigated by expected higher savings on pulp costs versus current levels

- The wood yard outsourcing contracts at the Maryvale Mill are completed and one-off costs have been included in the six months just completed. Project completion will match the pulp mill upgrade

- The benefits of the closure of Shoalhaven number 1 paper machine can be seen in this result. Additionally, production at the number 2 paper machine has been consolidated on to the number 3 machine, further enhancing productivity

- Increased usage of recycled water (12%) planned and improved water efficiency implemented (10%)

- The integration of PaperlinX Office was completed successfully and has contributed positively during this six months. All one-off costs associated with the integration have been included

Paper Merchanting – Consolidated Result

		6 months Dec 05	6 months Dec 06	Change %
Sales Volume	'000 tonnes	1,823	1,910	5
Sales Revenue	$m	3,224	3,618	12
Earnings before Interest & Tax	$m	91.3	99.1	9
EBIT/Sales Revenue	%	2.8	2.7	-0.1pts
Return on Average Funds Employed	%	10.9	11.4	+0.5pts



000 mt
SALES VOLUME
2000
1500
1000
500
0
6 mths to Dec '05
6 mths to Dec '06



$m
EBIT
100
75
50
25
0
6 mths to Dec '05
6 mths to Dec '06

PaperlinX

Merchanting - Europe

		6 months Dec 05	6 months Dec 06	Change %
NW Europe	'000 tonnes	383	382	0
UK & Ireland	'000 tonnes	602	601	0
Central &Southern Europe	'000 tonnes	241	258	7
Total Sales Volume	'000 tonnes	1,226	1,241	1
Sales Revenue	€m	1,363	1,399	3
Earnings before Interest & Tax	€m	38.4	38.8	1
EBIT/Sales Revenue	%	2.8	2.8	nc

- European market remained challenging, particularly in France and Germany, while demand in the UK has yet to show any sign of recovery
- Reported EBIT was in line with pcp, underlying EBIT up 6%
- Despite the soft markets, branded volumes continued to grow, up 16% on pcp
- Stock to indent ratio improved
- Total net operating costs benefited from the continued focus on expenses and from restructuring initiatives
- While working capital showed a seasonal increase, working capital to sales ratio unchanged

Merchanting - Europe

- Proposed sale of Axelium in France and purchase of Italian paper merchant, Antalis, Italy, strengthens and builds on existing platform, improving scale in Italy and exiting a sub scale position in France. Transactions expected to settle in three to four months, if they meet all conditions
- Mill closures underway at present in Europe have yet to be fully reflected in market supply, but are beginning to be implemented
- Paper price increases implemented towards the end of period in the UK for all grades. CWF pricing on the Continent currently underway. UCWF prices increased Q1 with new pricing announced
- Pricing driven largely by input cost pressures on manufacturers
  - Indent prices need to rise first
  - Buyer resistance slows implementation and increases volatility
  - Margin recovery possible when pricing becomes more supply/demand driven (versus current mix of supply/demand and input cost recovery driven)

Merchanting - North America

		6 months Dec 05	6 months Dec 06	Change %
Sales Volume	'000 tonnes	218	315	44
Sales Revenue	US$m	347	547	58
Earnings before Interest & Tax	US$m	11.7	20.2	73
EBIT/Sales Revenue	%	3.4	3.7	0.3 pts

- North American paper selling prices continued to be supported by capacity reductions, up 3-4% on pcp, with only modest market demand
- Proprietary branded volumes were up 19% across North America, with good growth in all operating companies
- Expenses contained (ex sales commission flow on)
- EBIT/sales up further to 3.7%
- Total earnings are up 73% on pcp, and have doubled over the past two years reflecting leverage to the upside
- Solid improvement in returns for all businesses, with Spicers Canada (included for the full period) exceeding year 3 return target in year 1 due to both earnings and strong working capital management

PaperlinX

Merchanting – ANZ/Asia

		6 months Dec 05	6 months Dec 06	Change %
Sales Volume	'000 tonnes	379	355	(6)
Sales Revenue	A$m	537	511	(5)
Earnings before Interest & Tax	A$m	13.1	6.3	(52)
EBIT/Sales Revenue	%	2.4	1.2	(1.2) pts

- Overall volumes were down 6% with lower volumes in New Zealand and in Paper Trading
- Australia continued to see pricing pressure, with average realisations down 1.5% impacting on margins and returns
- Other markets saw positive pricing impacts
- New Zealand EBIT negatively impacted by $(3) million by accounting treatment of paper purchases, expected to reverse in second half
- Australia impacted by a net $(2.1) million property restructuring charges
- Expenses have been reduced in all businesses
- Further progress was made on working capital, down 7%
- Asian EBIT up 8% and up 35% over two years

PaperlinX 2007 Interim Result Summary

- Net profit of $32.7 million including net $(10) million of after tax one-off costs
- Underlying EBIT of $96.0 million (up 24% on pcp) reflects positive contributions from strategic initiatives, mix and effective cost management, with minimal benefit realised from improving market conditions
  - Net positive EBIT contribution of $16 million from Maryvale M1 upgrade, Spicers Canada acquisition, Shoalhaven closures and PaperlinX Office
  - Strong productivity and some pricing mitigated by higher input costs
- Australian Paper underlying EBIT benefits from internal initiatives and efficiency gains despite input cost increases
- Potential European portfolio changes follows current strategy
- Hybrid issue will allow greater flexibility
- Lift in return on average funds employed

Business Outlook

- UK, North America and Australia/NZ demand remains modest, though balanced by only modest capacity increases net of mill closures.
- Manufacturing input costs remain high but are stabilizing
- Strategic initiatives are on-track to exceed $23 million/ $100 million net EBIT benefits in 2007/2009
- Seasonal improvement in working capital and on-going focus on working capital % sales is targeted in a climate of higher revenue
- Minimal "market improvement" benefits expected in the second half
- Hybrid funding to be pursued
- Growth opportunities to leverage existing global platform will be addressed
- Focus remains on improved competitiveness, economic profit and shareholder returns through the cycle

Appendices

Australian Paper – Segmental Split

Australian Paper: Communication Papers

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	‘000 tonnes	254	260	270
- Australia/New Zealand	%	83	78	81
Sales Revenue	A$M	383	377	402
Earnings before Interest & Tax	A$M	0.1	(9.9)	1.3

Australian Paper: Packaging Papers

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	‘000 tonnes	159	157	159
- Australia/New Zealand	%	74	67	79
Sales Revenue	A$M	127	119	123
Earnings before Interest & Tax	A$M	2.9	2.4	2.8

Operating Earnings (A$)

	EBIT		Sales Revenue		Total Assets	
	Dec 2006 $M	Dec 2005 $M	Dec 2006 $M	Dec 2005 $M	Dec 2006 $M	Dec 2005 $M
Industry Segments						
Europe	66.2	62.5	2,388	2,221	2,101	2,038
North America	26.6	15.7	719	466	480	400
ANZ/Asia [1]	6.3	13.1	511	537	470	471
Total Paper Merchanting	99.1	91.3	3,618	3,224	3,051	2,909
Communication Papers [1]	0.1	1.3	383	402	749	731
Packaging Papers	2.9	2.8	127	123	304	295
Total Australian Paper [1]	3.0	4.1	510	525	1,053	1,026
Corporate [1]	(15.0)	(16.2)			25	60
Operating earnings before interest & income tax	87.1	79.2				
Net Interest	(36.4)	(32.9)				
Income Tax Expense	(18.0)	(11.0)				
Outside Equity Interests						
Inter-segment Sales			(179)	(175)		
Unallocated Assets (deferred tax assets)					64	83
Total	32.7	35.3	3,949	3,574	4,193	4,078

PaperlinX

Reconciliation of one-off items for 1H 07

	First Half 06/07 EBIT (A$mils)				
	As Reported	Net Property Actions	Business Restructuring	Net One-Offs	Underlying
Paper Merchanting					
Australasia	6.3	(2.1)	0.0	(2.1)	8.4
Europe	66.2	2.9	(0.7)	2.2	64.0
North America	26.6	0.6	0.0	0.6	26.0
Total Paper Merchanting	99.1	1.4	(0.7)	0.7	98.4
Communication Papers	0.1	0.9	(7.0)	(6.1)	6.2
Packaging Papers	2.9	0.0	(3.5)	(3.5)	6.4
Total Australian Paper	3.0	0.9	(10.5)	(9.6)	12.6
Corporate & Other	(15.0)	0.0	0.0	0.0	(15.0)
Total PaperlinX	87.1	2.3	(11.2)	(8.9) *	96.0

* due to Australian tax losses, Net One-offs = $(9.8) million PAT

This document is not a prospectus. It has been prepared solely for the purpose of information and does not constitute, nor is it intended to constitute, an offer or invitation to any person to buy or sell shares in PaperlinX Ltd. PaperlinX Ltd and its related entities and each of their respective directors, officers and agents (all, 'PaperlinX') have prepared the information contained in this document in good faith and have attempted to ensure that it is accurate at the time of preparation. However, no warranty is made as to the accuracy or reliability of any statements, estimates or opinions or other information contained in this document (any of which may change without notice) and, to the maximum extent permitted by law, PaperlinX disclaims all liability and responsibility for any direct or indirect loss or damage which may be suffered by any recipient through relying on anything contained in or omitted from this document.

PaperlinX strongly advises any reader to make their own enquiries and to seek independent professional advice before making any investment decisions.

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

22 February 2007

Company Announcement Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Half Year Financial Results

We attach the following for release to the market:-

1. Stock Exchange Release "PaperlinX 2007 Half Year Financial Results"
2. Appendix 4D
3. Interim Financial Report

Regards,

James Orr
Company Secretary

Encl.

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

STOCK EXCHANGE RELEASE

22 February 2007

PAPERLINX 2007 HALF YEAR FINANCIAL RESULTS

PaperlinX today announced profit after tax for the six months ended 31 December 2006 of $32.7 million on revenue of $3.95 billion. Results included a net $(10) million after tax of one-off costs associated with various strategic initiatives. Reported EBIT was $87.1 million, up 10% on the prior corresponding period. Underlying EBIT, adjusted for one-off items, of $96.0 million (up 24% on the prior corresponding period) reflects benefits that have begun to accrue from previously announced strategic initiatives, while strong cost and efficiency performance has helped to mitigate higher input costs. The interim dividend will be 5.0 cents per share, unfranked.

Commenting on the announcement today, PaperlinX CEO Tom Park said, "Over the past two years we have developed a range of strategic initiatives to improve our returns and to mitigate, as best we can, the effects of the difficult market conditions we have faced for some time now. These initiatives are now delivering and directly contributing to the positive direction in underlying operating earnings. Our returns are still well below target levels, but the lift in underlying return on average funds employed for both our merchanting and manufacturing businesses is encouraging."

"Recently we announced that we are negotiating a potential acquisition in Italy and divestment of our business in France. Today we are announcing that we are proposing to issue between $250 and $300 million of hybrid equity in the form of Step-up Preference Securities (SPS). Both of these actions are consistent with our Core Operating Principles, with the European changes strengthening our existing business platform by increasing focus where we have greater competitive advantage, while the SPS issue will reduce debt and enhance PaperlinX's financial platform to take advantage of future opportunities."

Summary of Result

- Sales revenue grew 10% to $3.95 billion.
- Profit after tax for the six months ended 31 December 2006 was $32.7 million and EBIT was $87.1 million.
- Underlying operating earnings (EBIT before the costs of strategic initiatives and profit on sale of non-core assets) of $96.0 million were the highest since the first half of 2005 despite market conditions, reflecting the benefits of internally generated initiatives.
- Strategic initiatives contributed a net $16 million to underlying earnings compared with the prior corresponding period, while cost and efficiency gains mitigated continued input cost increases.

NEWS RELEASE

- The current return on funds employed of 6.6%, while below target, was an increase over both the prior corresponding period and the 2006 financial year overall. Underlying returns improved for both merchanting and manufacturing.
- The Paper Merchanting business achieved earnings before interest and tax of $99.1 million, up 9% on the prior corresponding period, helped by the inclusion of Spicers Canada for the full period. Underlying operating earnings were $98.4 million (after backing out a net $0.7 million in one-off benefits, with a number of gains more than off setting one-off costs). Paper selling prices in our key European market remained generally weak, though increases were recorded in all grades in the UK market towards the end of the period and in uncoated woodfree paper on the Continent in the first quarter. Working capital increased, but ROAFE still improved to 11.4% from 10.9%, supported by the improved working capital to sales ratio.
- Earnings before interest and tax for Australian Paper of $3.0 million included a net $(9.6) million of one-off costs associated with strategic initiatives. Underlying operating earnings of $12.6 million show an increase over the prior corresponding period despite Australian Paper being impacted significantly by higher input costs ($13 million more than in the prior corresponding period). Underlying earnings have benefited from production efficiencies and the benefits of the successful PaperlinX Office consolidation and closure of Shoalhaven paper machines 1 and 2.
- The effective tax rate for the period of 35.5% was high, impacted by low earnings in Australian businesses combined with Australian-based corporate costs, interest payments and one-off charges being recorded in Australia. This rate would be expected to reduce as these factors return to more normal levels.
- Net debt to net debt plus equity was 39.7%, which remains below the Group's target range of 40% to 50%. Despite average debt rising only 2%, net interest expense at $36.4 million increased by 10.6% reflecting an increase in floating interest rates and changes to the domicile of debt to better align with the geographical business mix. Interest cover was 2.4 times.
- Cash generated from operations excluding the working capital movement, was $102 million. Net operating cash outflow of $(142) million was largely as a result of higher working capital.
- Directors declared an unfranked interim dividend of 5.0 cents per share, reflecting a 70% payout ratio. The dividend reinvestment plan is available for this dividend.

Business Improvement Initiatives

Strategic initiatives are on track to exceed a net $100 million per annum benefit to operating earnings in 2009, and exceed a net positive contribution to operating earnings of $23 million in 2007. Net one-off costs associated with these initiatives of $(9) million pre-tax were incurred in this period.

NEWS RELEASE

Commenting further on the Group strategic initiatives, Mr Park said, "Our performance against targets and retention of the benefits from our strategic initiatives is a highlight in these results. This effort is a credit to the energy and commitment of our people around the globe."

Status of initiatives:

Completed

- Cascades Resources (now Spicers Canada) acquisition
- PaperlinX Office consolidation
- Upgrade of the number 1 paper machine at Maryvale Mill
- Closure of Shoalhaven number 1 and 2 paper machines and transfer of production to Maryvale

Underway

- Upgrade to Maryvale kraft pulp capacity and bleach plant
- Maryvale wood yard outsourcing
- Establishment and roll-out of The Delivery Co in the UK
- Roll-out of common European IT systems
- Netherlands Integration
- Strategic sourcing alignments

New

- Acquisition in Italy and divestment in France (conditional)
- Global Customer Solutions structure developed

For further information, please contact:

Mr David Shirer
Executive General Manager - Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America, South Africa and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.

PaperlinX has reported operating earnings (EBIT) of $87.1 million and after tax earnings of $32.7 million for the first half of fiscal 2007.

- Sales revenue grew 10% to $3.95 billion from $3.57 billion.
- These results reflect a 10% increase in reported EBIT and a 24% increase in underlying EBIT based on the benefits that are beginning to flow from a range of strategic initiatives generated within the company, rather than reflecting any easing of the challenging market conditions seen over recent years.
- The after tax profit of $32.7 million compares with $35.3 million for the prior corresponding period, with a high effective tax rate of 35.5% as a result of lower Australian earnings, as well as higher interest and one-off costs in Australia. Despite average debt increasing only 2%, net interest expense increased 10.6% reflecting an increase in floating interest rates and a change in the domicile of debt to better align with geographic business mix.
- Reported profit includes net one-off costs of $(10) million after tax.
- PaperlinX overall return on average funds employed was 6.6%, below targeted levels, but improved on prior despite the difficult market conditions. The merchanting businesses improved to 11.4% return on average funds employed, above the cost of capital.
- Working capital increased, though working capital to sales of 18.7% was lower than the prior corresponding period.
- Cash generated from operations excluding working capital movement was $102 million. Net operating cash outflow was $(142) million largely as a result of the higher working capital.
- Strategic initiatives expected to contribute over $100 million of sustainable incremental operating earnings in 2009 and over $23 million to operating earnings in 2007 have been developed, announced and are on track. These contributed a net $16 million to underlying operating earnings in this period versus the prior corresponding period.
- The interim dividend of 5.0 cents per share (unfranked) represents a payout ratio of approximately 70%.

PAPERLINX LIMITED AND CONTROLLED ENTITIES		6 months ended 31 December		
		2006	2005	% change
Sales Revenue	$M	3,949	3,574	10
Earnings from Ordinary Activities before interest, income tax, amortisation and depreciation	$M	137.8	129.4	6
Earnings from Ordinary Activities before interest & income tax	$M	87.1	79.2	10
Underlying Earnings from Ordinary Activities before interest & income tax	$M	96.0	77.7	24
Profit from Ordinary Activities before tax	$M	50.7	46.3	10
Profit from Ordinary Activities after income tax	$M	32.7	35.3	(7)
Key Ratios				
Earnings before interest and income tax to average funds employed	%	6.6	6.2	
Working Capital to Sales	%	18.7	19.0	
Operating Cash Flow	$M	(142.0)	(32.4)	
Net interest cover (times)	x	2.4	2.4	
Net debt/Net debt & Equity	%	39.7	39.6	
Earnings per share	cps	7.3	7.9	
Dividend per share	cps	[5.0]	5.5	

Note: *In this statement, currency is in Australian dollars unless otherwise indicated.*

Commentary on the Group Interim Results

Introduction

Reported profit after tax of $32.7 million for the six months ended 31 December 2006 compared with $35.3 million for the prior corresponding period. Results included a net $(10) million in after-tax one-off costs associated with various strategic initiatives. Reported EBIT was $87.1 million, up 10% on the prior corresponding period.

These results reflect a continued improvement in underlying operating earnings ($96.0 million, up 24% versus the prior corresponding period) that has now been seen over the past three 6 month periods. These gradual improvements have been due to internally generated strategic initiatives that have been developed over the past two years and are beginning to provide net benefits. These initiatives are expected to continue to gain momentum, producing at least $23 million net benefit in the current fiscal year and at least $100 million in 2009. EBIT has yet to see any substantial benefit from improving market conditions, which have remained difficult in Europe and Australia/New Zealand.

Reported profit for the six months has been impacted by a higher effective tax rate. This rate is the result of lower Australian based earnings as well as interest payments and one-off charges in Australia, resulting in the non-utilisation of Australian based tax losses. In addition, net interest expense increased by 10.6% reflecting higher variable interest rates and shifts in the domicile of the debt to better align with the geographic mix of the businesses.

Market conditions during the half have largely continued the situation of prior periods, with only modest improvement in paper demand or pricing overall. Regional variations have been driven by different levels of supplier discipline and exchange rates. This has meant a more supportive environment in North America and a continuation of the more challenging conditions across Europe, Australia and New Zealand. The significant capacity closures that have occurred in North America, resulting in improved capacity utilisation for paper manufacturers and higher paper selling prices, has yet to be fully replicated in Europe. A number of announcements of capacity closures have been made in Europe with the first of these closures being implemented at the start of this calendar year.

Working capital showed an increase, although the working capital to sales ratio improved to 18.7% from 19.0%. Average working capital, excluding currency and acquisition impacts, was lower than seen in the prior corresponding period, but the period end level was up as a result of the combined impacts of seasonal factors, increased sales revenue and an adverse movement in creditors in December.

While the return on average funds employed of 6.6% is well below target, it has begun to improve. Both merchanting and manufacturing saw increased returns on an underlying basis, benefiting from the combined impacts of strategic initiatives and a focus on reducing working capital.

Paper Merchanting

The Paper Merchanting businesses achieved earnings before interest and tax of $99.1 million, up $8 million (9%) on the prior corresponding period. North America had a further strong increase in earnings, while Europe saw a modest improvement. Earnings in Australia and New Zealand remained under significant pressure from lower priced paper imports. Operating earnings in North America were up 73% in local currency boosted by the inclusion of Spicers Canada, Europe was largely unchanged in local currency and ANZ/Asia was down 52%.

ANZ/Asia earnings were negatively impacted by property restructuring charges of $(2.1) million and the non-cash accounting treatment of overseas paper purchases on balance date. This latter impact of around $(3) million, seen in both the reported and underlying operating earnings, is

expected to reverse during the second half as these purchases are settled. Merchanting businesses have continued to produce good returns in this difficult environment, with clear potential for upside from any improvements in the current market conditions. Total merchanting return on average funds employed increased to 11.4% (10.9% in the prior corresponding period), and remains well above the cost of capital. Overall expenses again reduced versus inflation as management made good progress against targets, and the overall working capital to sales ratio reduced to 16.5% from 16.8%.

Australian Paper

Underlying operating earnings from Australian Paper, while remaining at unsatisfactory levels, have begun to see the benefit of internal initiatives, cost control and efficiency programmes. Operating earnings of $3.0 million included a net $(9.6) million charge due primarily to the out sourcing of the Maryvale wood yard (which relates to the pulp mill upgrade). Underlying operating earnings of $12.6 million was a sound improvement on the $6.0 million earned in the prior corresponding period, especially considering the higher input costs and ongoing challenges in the marketplace. Earnings have continued to be impacted by depressed Australian paper selling prices as a combined result of a strong Australian dollar and over supply in global paper markets. This has meant a continued high level of paper imports lowering paper selling prices in Australia. The strong Australian dollar has also resulted in lower returns from exports which are priced in US dollars.

In addition, Australian Paper has continued to face input cost increases, such as pulp, fuel oil and chemicals that it is unable to pass on in the current price environment. The net impact of these items alone is around $(13) million over the prior period.

Mitigating against these negative impacts, plant operating efficiencies have improved and some mix improvements have been seen over the half. Strategic initiatives have also begun to deliver significant benefits to Australian Paper, including the upgrade of the Maryvale number 1 sack kraft machine, the closure of the Shoalhaven number 1 and 2 paper machines and the creation of PaperlinX Office. Future gains will come from continued improvements in operating efficiencies and the upgrade of the Maryvale pulp mill and its associated projects.

OPERATING EARNINGS

The following table shows, for PaperlinX Limited and controlled entities, Operating Earnings (EBIT), Sales Revenue and Total Assets by industry segment for the six months to 31 December 2006.

	EBIT		Sales Revenue		Total Assets	
	Dec 2006 $M	Dec 2005 $M	Dec 2006 $M	Dec 2005 $M	Dec 2006 $M	Dec 2005 $M
Industry Segments						
Europe	66.2	62.5	2,388	2,221	2,101	2,038
North America	26.6	15.7	719	466	480	400
ANZ/Asia (1)	6.3	13.1	511	537	470	471
Total Paper Merchanting	99.1	91.3	3,618	3,224	3,051	2,909
Communication Papers (1)	0.1	1.3	383	402	749	731
Packaging Papers	2.9	2.8	127	123	304	295
Total Australian Paper (1)	3.0	4.1	510	525	1,053	1,026
Corporate (1)	(15.0)	(16.2)			25	60
Operating earnings before interest & income tax	87.1	79.2				
Net Interest	(36.4)	(32.9)				
Income Tax Expense	(18.0)	(11.0)				
Outside Equity Interests						
Inter-segment Sales			(179)	(175)		
Unallocated Assets (deferred tax assets)					64	83
Total	32.7	35.3	3,949	3,574	4,193	4,078

Notes – (1) Reported historic results adjusted to reflect the formation of PaperlinX Office.

Underlying Operating Earnings

The reported operating earnings for 2005, 2006 and the first half of 2007 contain a number of one-off items. This chart helps provide clarity on the trend in underlying operating earnings (EBIT) after removing one-off costs and benefits relating to property transactions and costs associated with implementing strategic initiatives. On this basis, the first half EBIT for 2007 has continued the improvement seen in the second half of 2006.


A$m
Underlying Group Operating Earnings
120
100
80
60
40
20
0
1H05
2H05
1H06
2H06
1H07

Working Capital

Working capital for the Group at December 2006 was $1,475 million. This is largely in line with December 2005 after adjusting for the adverse impact of currency and the acquisition of Spicers Canada. Average working capital for the six month period was $1,445 million, down 2% on the prior corresponding period after adjusting for currency and acquisitions. The working capital to sales ratio continued to show improvement, reducing to 18.7% versus 19.0% in December 06 but up on 16.5% at June 06.



$m
Working Capital - Currency Adjusted
1,550
1,450
1,350
1,250
1,150
Dec-03
Dec-04
Dec-05
Dec-06
Excl. Acq
Trend
Net W Cap

Financial Position

At 31 December 2006, PaperlinX has a gearing ratio of net debt to net debt plus equity of 39.7%, which is in line with last December and the Group's target range of 40% to 50%. Interest cover was 2.4 times. Both of these ratios are in compliance with debt covenants.

Cash generated by operations excluding working capital movement was $101.7 million. Net cash flow from operations after working capital movements was $(142.0) million impacted by the rise in working capital between June and December of $(238) million. Despite inventory days improving by 2% over June 06 and December 05 levels and creditor and debtor days being in line with December 05, the rise in working capital is attributable to seasonal factors, revenue growth and an adverse movement in creditors at period end. Net debt has increased to $1,067 million compared to $1,017 million at the same period last year.

During the period there were no significant changes in funding arrangements. PaperlinX has an appropriate mix of long, medium and short term debt, and has undrawn lines of credit available to it beyond current foreseeable needs. In February 2007 the company reduced its multi currency borrowing facility from US$815 to US$700 million. Net interest expense increased 10.6% to $36.4 million reflecting an increase in floating interest rates and changes to the domicile of debt.

Capital expenditure in the period was $63.5 million (125% of depreciation) including $33.2 million on the pulp mill project. In the last six months PaperlinX has committed to no new significant expenditure.

Step-up Preference Shares

PaperlinX is proposing to issue between $250 and $300 million of hybrid securities in the form of Step-up Preference Securities (SPS) to Australian investors. A Product Disclosure Statement (PDS) will be lodged with ASIC today, and will be available on the PaperlinX website. This issue will reduce debt, strengthen the Group's balance sheet, provide increased financial flexibility and enhance PaperlinX's financial platform to take advantage of future opportunities.

Dividend

Directors have declared an unfranked interim dividend of 5.0 cents per share representing a payout ratio of approximately 70%.

The interim dividend will be mailed on 5th April 2007 to shareholders on record as of 16th March 2007 as being entitled to the dividend. The PaperlinX Dividend Reinvestment Plan (DRP) was activated for the final dividend of 2006, and will apply in respect of this interim dividend, with an election date of 16th March 2007.

SUSTAINABILITY

Employees

As at 31 December 2006, PaperlinX had 9,448 employees, up 2.2% versus the prior corresponding period (down 2.4% excluding acquisitions) but down 1.3% versus two years ago. 29% of our employees are in ANZ/Asia, 54% in Europe and 17% in North America.

Safety

The Group's rolling 12 month LTIFR (lost time injury frequency rate) was in line with a year ago at 6.3. The MTIFR (medically treated injury frequency rate) over the same period was similarly unchanged at 14.2. A number of programmes are underway to address the plateauing of the incident rates. Safety is a key focus for PaperlinX and receives significant attention by management and the Board.


12 month rolling LTIFR
(injuries per million hours w orked)
12
9
6
3
0
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Environment

The Maryvale Pulp Mill upgrade and introduction of the ECF (elemental chlorine free) bleaching process will result in significant improvements in the Company's overall environmental footprint. This will reduce air emissions, odour, greenhouse gas emissions and liquid waste as well as provide strong economic benefits. Key projects across the Group's logistics activities will improve fleet utilisation and reduce overall greenhouse gas emissions.

Greenhouse gas emissions at Wesley Vale Mill in Tasmania will also be reduced by the replacement of oil fired with gas fired boilers in a project committed to in December 2006. PaperlinX has signed a Greenhouse Challenge agreement with the Australian Government committing to actions that will reduce greenhouse gas emissions at Australian Paper manufacturing sites.

Continued progress has been made on further reducing water utilisation in our paper manufacturing business. Already an industry leader in water efficiency, projects currently underway in Victoria are reducing raw water inflows by around 10% through additional recycling and efficiency activities. Ongoing involvement in a water recycling factory close to the Maryvale Mill in Victoria will further reduce raw water requirements by 12% through using recycled industrial and household waste water. The site's raw water supply is not related to supply to Melbourne.

PaperlinX had no significant environmental breaches or non-compliance with environmental regulations during the period.

BALANCE SHEET

PAPERLINX LIMITED AND CONTROLLED ENTITIES		December 2006	December 2005
Current Assets	$m	2,698.8	2,593.7
Non Current Assets	$m	1,494.5	1,484.7
Total Assets	$m	4,193.3	4,078.4
Current Liabilities	$m	1,355.2	1,291.3
Non Current Liabilities	$m	1,216.5	1,237.0
Total Liabilities	$m	2,517.7	2,528.3
Shareholders Equity	$m	1,621.6	1,550.1
Key Balance Sheet Ratios			
Net Debt	$m	1,067.1	1,017.1
Net debt to net debt and shareholders equity	%	39.7	39.6
Net debt to shareholders equity	%	65.9	65.6
Net tangible assets per share	$	2.55	2.38

INCOME STATEMENT

PAPERLINX LIMITED AND CONTROLLED ENTITIES	6 months ended 31 December 2006 $M	2005 $M
SALES REVENUE	3,948.5	3,573.7
Operating Earnings before depreciation, amortisation, interest and income tax (EBITDA)	137.8	129.4
Depreciation and amortisation	(50.7)	(50.2)
Operating Earnings before interest and income tax (EBIT)	87.1	79.2
Net Interest Expense	(36.4)	(32.9)
Operating profit from Ordinary Activities before income tax	50.7	46.3
Income tax expense on Operating profit	(18.0)	(11.0)
Outside Equity Interests	0.0	0.0
NET PROFIT AFTER TAX	32.7	35.3

RETURN ON AVERAGE FUNDS EMPLOYED (1)

		6 months Dec 06	6 months Dec 05
Merchanting*	%	11.4	10.9
Australian Paper*	%	0.6	0.9
PaperlinX Group	%	6.6	6.2

* before allocation of corporate overheads

(1) EBIT / average funds employed

Summary

PaperlinX has continued to aggressively pursue its strategy of strengthening and building on its existing business platform and improving the business in areas that it can control. Good progress has been made on key projects including the Delivery Company in the UK, the integration of the Netherlands paper merchanting businesses, and the Maryvale pulp mill and bleach plant upgrade. As already indicated, completed projects are already contributing to results, while new initiatives are being pursued, including the potential acquisition of Antalis S.p.A in Italy and the sale of Axelium in France.

Growth of brands and higher margin businesses further benefited mix. The company targets an improvement in working capital and operating cash flow in the second half. This is now in an environment of modest increases in revenue.

Market conditions in North America and Asia appear to be stable, and at reasonable levels. The Australian and New Zealand markets remain difficult as the strong Australian dollar continues to put pressure on paper selling prices through low priced paper imports, and high input costs continue to impact Australian Paper. European markets have seen only modest demand growth (weaker in the U.K.) and are yet to see sustained benefits from announced capacity closures by European paper manufacturers. Announced closures are beginning to be implemented at the start of calendar 2007 and should begin to positively influence the supply/demand balance, and ultimately provide a better pricing environment during this calendar year.

We expect minimal benefits from these prospective market improvements in the second half. Benefits in PaperlinX results will continue to be largely self-generated. Important variables to monitor going forward include UK demand, capacity closures in Europe, exchange rates, input costs and sustaining prices in non-European markets.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

APPENDIX 1 - SECTOR COMMENTARY

Note: June 06 six month results are provided to assist historical analysis. All comparisons for this result (6 months Dec 06) are against the prior corresponding period (6 months Dec 05).

PAPER MERCHANTING [1]

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	1,910	1,872	1,823
Sales Revenue	A$M	3,618	3,470	3,224
Earnings before Interest & Tax	A$M	99.1	97.6	91.3
EBIT/Sales Ratio	%	2.7	2.8	2.8
Return on Average Funds Employed	%	11.4	11.0	10.9

(1) Reported historic results adjusted to reflect the formation of PaperlinX Office

- Overall sales volume was up around 5% with the inclusion of Spicers Canada, however sales volumes reduced in the UK, France, Netherlands and New Zealand.
- The return on average funds employed was 11.4%, well above the cost of capital and ahead of the prior corresponding period of 10.9%.
- Operating expenses continued to track below inflation.
- Working capital to sales ratio was down from 16.8% to 16.5%.

Europe

		6 months Dec 06	6 months Jun 06	6 months Dec 05
NW Europe	'000 tonnes	382	369	383
UK & Ireland [1]	'000 tonnes	601	600	602
Central & Southern Europe	'000 tonnes	258	264	241
Total European Sales Volume	'000 tonnes	1,241	1,233	1,226
Sales Revenue	€M	1,399	1,369	1,363
Earnings before Interest & Tax	€M	38.8	36.1	38.4
EBIT/Sales Ratio	%	2.8	2.6	2.8

Note (1) Also includes volume from South Africa

- The European market remained challenging through the half, particularly in France and Germany, while demand in the UK has yet to show any recovery.
- Reported EBIT for Europe was in line with the prior corresponding period, while underlying EBIT was up 6%.
- Despite the generally soft markets, sales volumes of proprietary branded products continued to grow, increasing 16% on the prior corresponding period.
- The overall proportion of paper sold from warehouse stock as compared to direct mill delivery (stock to indent ratio) improved which supports margins as this is a higher value added activity for printer customers.
- Total net operating costs benefited from the continued management focus on expenses and from restructuring initiatives undertaken in a number of operating companies.
- While working capital showed an increase, the working capital to sales ratio was relatively unchanged.

- The proposed sale of Axelium in France and the purchase of Italian paper merchant, Antalis S.p.A in Italy, will strengthen and build on the existing PaperlinX Merchanting platform in Europe, improving the scale of activities in Italy and exiting a sub-scale position in France. The transactions are expected to settle in two to three months, if all necessary conditions are met.
- The paper mill closures announced in Europe are only now beginning to happen and are yet to be fully reflected in reduced market supply. The implementation of these closures should help the supply/demand balance in Europe.
- Uncoated woodfree paper selling prices increased in Q1, and paper selling price increases were implemented towards the end of the period in the UK for coated woodfree paper as well.
- Announcements from various manufacturers of Continental coated paper selling price increases are in the marketplace. Buyer resistance is to be expected until increases are fully supported by supply/demand pressures rather than the inherently less stable current mix of supply/demand and necessary recovery of input cost increases. Merchant margin recovery is aligned with similar forces.
- A mill driven increase in indent paper selling prices must underpin stock price increases as a prerequisite.

North America

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	315	291	218
Sales Revenue	US$M	547	493	347
Earnings before Interest & Tax	US$M	20.2	17.9	11.7
EBIT/Sales Ratio	%	3.7	3.6	3.4

- North American paper selling prices continued to be supported by capacity reductions, with prices up 3-4% on the prior period, despite only a modest increase in market demand.
- Proprietary branded volumes were up 19% across North America, with good growth in these products in all operating companies.
- Expenses were contained (excluding the impact of higher sales commissions).
- Spicers Canada was included for the full period.
- The EBIT to sales ratio increased further from 3.4% to 3.7%.
- Total operating earnings were up 73%, and have doubled over the past two years reflecting the earnings leverage to improvements in the operational environment.
- There was a solid improvement in returns for all businesses, with Spicers Canada exceeding year 3 return targets in the first full half year since acquisition due to healthy earnings and strong working capital management.

ANZ/Asia [1]

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	355	345	379
Sales Revenue	A$M	511	493	537
Earnings before Interest & Tax	A$M	6.3	12.4	13.1
EBIT/Sales Ratio	%	1.2	2.5	2.4

Australia and New Zealand [1]

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	245	229	255
Sales Revenue	A$M	400	375	421
Earnings before Interest & Tax	A$M	2.2	8.1	11.1
EBIT/Sales Ratio	%	0.6	2.2	2.6

Asia

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	49	40	43
Sales Revenue	S$M	66	60	63
Earnings before Interest & Tax	S$M	2.7	2.5	2.5
EBIT/Sales Ratio	%	4.0	4.3	4.0

Paper Trading

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	61	76	82
Commission Volume	'000 tonnes	156	171	140
Sales Revenue	A$M	56	68	65
Earnings before Interest & Tax	A$M	1.5	2.1	(0.2)

Note (1) Reported historic results adjusted to reflect the formation of PaperlinX Office

- Overall volumes were down 6% with lower volumes in New Zealand and in Paper Trading (lower allocation from Australian Paper partially due to Shoalhaven shuts).
- Australia continued to see pricing pressure, with average paper selling prices down 1.5%, impacting on both profit margins and returns.
- Other markets in the region saw increases in paper selling prices.
- New Zealand EBIT was negatively impacted by $(3) million of non-cash adjustments resulting from the accounting treatment of overseas paper purchases on balance date which is expected to reverse in the second half of this financial year.
- Australia was also negatively impacted by a net $(2.1) million in property transactions related to restructuring activities.
- Expenses have been reduced in all businesses.
- Further progress was made on working capital, down 7%.

Australian Paper [1]

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	413	417	429
Sales Revenue	A$M	510	496	525
Underlying Earnings before Int & Tax	A$M	12.6	4.2	6.0
Reported Earnings before Int & Tax	A$M	3.0	(7.5)	4.1
Return on Average Funds Employed	%	0.6	(1.6)	0.9

Note (1) Reported historic results adjusted to reflect the formation of PaperlinX Office

Australian Paper: Communication Papers [1]

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	254	260	270
- Australia/New Zealand	%	83	78	81
Sales Revenue	A$M	383	377	402
Earnings before Interest & Tax	A$M	0.1	(9.9)	1.3

Note (1) Reported historic results adjusted to reflect the formation of PaperlinX Office

Australian Paper: Packaging Papers

		6 months Dec 06	6 months Jun 06	6 months Dec 05
Sales Volume	'000 tonnes	159	157	159
- Australia/New Zealand	%	74	67	79
Sales Revenue	A$M	127	119	123
Earnings before Interest & Tax	A$M	2.9	2.4	2.8

- Overall operating earnings remained under significant pressure due to lower paper selling prices and the inability to recover input cost increases. This has been a key issue for Australian Paper for some time and remains the case.
- Underlying operating earnings, however, were up 110% on the prior corresponding period, albeit off a low base. Underlying operating earnings benefited from internal efficiency programmes, cost control and the benefits of completed strategic initiatives including the closure of Shoalhaven Mill PM1 and the Maryvale PM1 upgrade.
- Operating earnings include a net one-off charge of $(9.6) million primarily relating to the outsourcing of the Maryvale wood yard and the consolidation of PaperlinX Office.
- Australian Paper operating earnings now include PaperlinX Office results with adjustments to the historic segmental reporting.
- Overall sales volumes were 4% lower due to the closure of Shoalhaven paper machines 1 and 2.
- Commodity input costs (primarily pulp, up $11 million) have negatively impacted earnings by $13 million.
- Improved mill operating efficiencies have contributed positively to earnings.
- Overall average price realisation was flat on the prior period, made up of a range of different impacts including mix.
- Paper selling prices in the Australian and New Zealand markets generally remained under pressure, with imported paper prices supported by the strong Australian dollar.
- Sack Kraft paper markets have been strong, with good gains in export prices in US$, negated to some extent by currency translation.

- The drought in Australia has had an impact on some linerboard market areas which have balanced to some extent by robust demand in industrial markets. Overall sales volumes were lower.
- Communication papers overall sales volumes were lower due to reduced exports and the closure of two Shoalhaven paper machines. These activities were, however, positive to earnings.
- There has been good support by Australian corporations for Reflex, Australia's only FSC environmental certified office paper.
- Paper selling prices for communication papers in Australia and New Zealand have remained under pressure, though some increases have occurred in some grades as endeavours are made to recover higher input costs.
- The pulp and bleach plant upgrade at Maryvale to improve paper quality, reduce pulp costs and improve environmental performance announced in August 2005, remains on track for targeted returns. This reflects the risk to steel and labour costs mitigated by expected higher savings on pulp than originally projected.
- The wood yard outsourcing contract at the Maryvale Mill is signed, and one-off costs have been included in the six months just completed. Project completion will match the pulp mill upgrade.
- During the period, production at the Shoalhaven Mill was concentrated onto the number 3 paper machine with the resultant closure of the number 2 machine. Despite the closure, the mill continues to produce the same range and volumes of paper, but with improved productivity and asset utilisation.
- The integration of PaperlinX Office was completed successfully and has contributed positively during these six months. All one-off costs associated with the integration have been included.
- Australian Paper has built on its long-term commitment to improve water efficiency. Already an industry leader in water efficiency, projects completed in recent months have improved water efficiency by around 10% and projects are underway to replace raw water inflows with recycled industrial and household waste, targeting to reduce inflows by a further 12%.

APPENDIX 2 – VARIATION ANALYSIS

Reported EBIT for the six months ended December 2006 was $87.1 million, up 10% on the $79.2 million reported for the prior corresponding period. The chart below highlights the key items of variance between these two periods, with commentary relating to the three key areas.

EBIT VARIATION ANALYSIS BY MAJOR INFLUENCE


Top Line Growth
Strategic Initiatives
External Impacts & Expenses
120
100
80
60
40
20
0
A$M
1H06
Price / Margin
Volume
Asset Sales
Strategic Initiatives Cost
Strategic Initiatives Benefits
Direct FX
Inflation
Commodity Input Costs
Expenses (Real)
1H07

Top Line Growth

- The overall trend in pricing from previous periods has stabilised, with a slight improvement being reflected.
- Market conditions remain challenging with gross margin percentage in merchanting remaining flat on the prior corresponding period.
- Pricing improvements reflect input cost pressures experienced by paper manufacturers and have to date not reflected in significant margin gain for PaperlinX.
- Product volumes before acquisitions are flat overall in Merchanting and down 4% in Australian Paper, however, due to a favourable mix (i.e. more stock sales versus indent sales, growth in higher margin products and a shift away from export sales of white paper in Australian Paper) a slight improvement occurred over the prior corresponding period.

Strategic Initiatives

- As previously advised, we continue to look at the divestment of non-core assets. The prior period included profit on the sale of a property in Denmark of $5.7 million which was greater than gains made in the period being reported, resulting in a net negative comparison.

- Strategic initiatives continue to deliver significant results with a benefit of gross $23 million and a net benefit of $16 million over the prior corresponding period. All projects remain on track.
- Net one-off costs incurred were $(9) million ($(10) million after tax) in the period compared with $2 million in the prior corresponding period.

External Impacts and Expense Management

- Foreign currency direct impact on the business has again been negative by around $(6) million.
- Commodity input costs continue to impact Australian Paper, with the most notable being pulp, with total input costs up $(13) million as compared with the prior corresponding period.
- Against this backdrop and the normal inflationary cost pressures, the business has continued to focus on cost management with expenses in real terms some $20 million better than in the prior corresponding period.

Rules 4.3 A

Appendix 4D

Half Yearly Report

Introduced 1/1/2003

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350	✓		31 December 2006

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). A$M

Revenue *(item 1.1)*	up	9.8%	to	3,925.8
Profit before net interest and tax (item 1.47)	up	10.0%	to	87.1
Net profit (loss) for the period attributable to holders of the parent *(item 1.13)*	down	7.4%	to	32.7

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	N/A	N/A
Interim dividend declared at the date of this report *(Half yearly report only - item 15.6)* This dividend has not been provided for in the accounts as at 31 December 2006.	5.0¢	Nil
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	5.5¢	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 16 March 2007

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenue *(items 1.17 – 1.19)*	3,925.8	3,576.2
1.2	Other Income *(items 1.20 – 1.25)*	6.5	9.6
1.3	Expenses *(items 1.26 – 1.31)*	(3,842.0)	(3,506.8)
1.4	**Profit (loss) before net financing costs**	**90.3**	**79.0**
1.5	Financial income *(items 1.32 – 1.34)*	3.2	4.0
1.6	Financial expenses *(items 1.35 – 1.39)*	(43.3)	(36.7)
1.7	Net finance costs	(40.1)	(32.7)
1.8	**Profit (loss) before tax**	**50.2**	**46.3**
1.9	Tax expense	(17.8)	(11.0)
1.10	**Profit (loss) after tax but before profit and loss of discontinuing operations**	**32.4**	**35.3**
1.11	Profit (loss) of discontinuing operations, net of tax	0.3	-
1.12	**Profit for the period**	**32.7**	**35.3**
	Attributable to		
1.13	Equity holders of the parent	32.7	35.3
1.14	Minority interests	-	-
		32.7	35.3

Earnings per security (EPS)	Current period	Previous corresponding period
1.15 Basic EPS from continuing operations (cents)	7.3	7.9
1.16 Diluted EPS from continuing operations (cents)	7.2	7.9

		Current Period – A$M	Previous Corresponding Period A$M
	REVENUES AND EXPENSES		
	Revenue		
1.17	Sales of goods	3,922.6	3,573.7
1.18	Commissions	3.2	2.5
1.19	**Total revenue**	3,925.8	3,576.2

	Other income		
1.20	Insurance proceeds	-	-
1.21	Rent	1.8	1.0
1.23	Dividends	0.4	0.8
1.24	Net profit on disposal of non-current assets	1.2	6.4
1.22	Other	3.1	1.4
1.25	**Total other income**	6.5	9.6

+ See chapter 19 for defined terms.

		Current Period – A$M	Previous Corresponding Period A$M
	Expenses		
1.26	Cost of sales	(3,218.2)	(2,919.2)
1.27	Distribution and warehousing	(261.5)	(206.0)
1.28	Sales and marketing	(177.2)	(168.0)
1.29	General and administration	(229.5)	(212.2)
1.30	Research and development	(0.6)	(1.4)
1.31	**Total expenses (1)**	**(3,842.0)**	**(3,506.8)**

(1) Included in expenses is $11.1 million business restructure costs which primarily relate to the pulp mill, partially offset by net property savings of $2.2 million

	Net financing costs, continuing operations		
	Financial income:		
1.32	Interest income	3.2	2.5
1.33	Net foreign exchange gains	-	1.5
1.34	**Total financial income**	**3.2**	4.0
	Financial expenses:		
1.35	Interest expense	(40.4)	(35.4)
1.36	Less capitalised interest	1.2	-
		(39.2)	(35.4)
1.37	Net foreign exchange losses	(3.0)	-
1.38	Other borrowing costs	(1.1)	(1.3)
1.39	**Total financial expenses**	**(43.3)**	(36.7)
1.40	**Total net financing costs, continuing operations**	**(40.1)**	**(32.7)**
	Net interest expense, continuing operations:		
1.41	Interest income	3.2	2.5
1.42	Interest expense	(39.2)	(35.4)
1.43	**Total net interest expense, continuing operations**	**(36.0)**	**(32.9)**

		Current Period - A$m	Previous Corresponding Period A$m
	Profit before tax		
1.44	Revenue:		
	• Continuing operations	3,922.6	3,573.7
	• Discontinuing operations	25.9	-
		3,948.5	3,573.7
1.45	Profit before depreciation, amortisation, net interest and tax:		
	• Continuing operations	136.9	129.4
	• Discontinuing operations	0.9	-
		137.8	129.4
1.46	Depreciation and amortisation:		
	• Continuing operations	(50.7)	(50.2)
	• Discontinuing operations	-	-
		(50.7)	(50.2)
1.47	Profit before net interest and tax:		
	• Continuing operations	86.2	79.2
	• Discontinuing operations	0.9	-
		87.1	79.2
1.48	Net interest:		
	• Continuing operations	(36.0)	(32.9)
	• Discontinuing operations	(0.4)	-
		(36.4)	(32.9)
1.49	Profit before tax:		
	• Continuing operations	50.2	46.3
	• Discontinuing operations	0.5	-
		50.7	46.3
1.50	Tax:		
	• Continuing operations	(17.8)	(11.0)
	• Discontinuing operations	(0.2)	-
		(18.0)	(11.0)
1.51	Profit for the period:		
	• Continuing operations	32.4	35.3
	• Discontinuing operations	0.3	-
		32.7	35.3

+ See chapter 19 for defined terms.

Consolidated retained profits		Current period - A$M	Previous corresponding period A$M
1.52	Retained profits (accumulated losses) at the beginning of the financial period	(38.2)	(58.1)
1.53	Net profit (loss) attributable to holders of the parent (*item 1.13*)	32.7	35.3
1.54	Net transfers from (to) reserves *(details if material)*	-	-
1.55	Employee share options and rights	2.2	1.8
1.56	Adjustment to comply with AASB 139 (Financial Instruments: Recognition and Measurement)	-	(0.3)
1.57	Dividends paid	(20.1)	(53.5)
1.58	Actuarial gains/ (losses) on defined benefit plans	3.4	-
1.59	**Retained profits (accumulated losses) at end of financial period**	**(20.0)**	**(74.8)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of computer software	(8.4)	-	-	(8.4)
2.2	Amortisation of brand names	-	-	-	-
2.3	Amortisation of other intangibles	-	-	-	-
2.4	**Total amortisation of intangibles**	**(8.4)**	**-**	**-**	**(8.4)**
2.5	Extraordinary items (details)	-	-	-	-
2.6	**Total extraordinary items**	**-**	**-**	**-**	**-**

There was no amortisation of goodwill in the previous corresponding period.

Comparison of half year profits

(Preliminary final report only)

		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) after tax attributable to holders of the parent reported for the *1st* half year (item 1.13 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) after tax attributable to holders of the parent for the *2nd* half year	N/A	N/A
	Total for year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated balance sheets		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash and cash equivalents	197.9	455.1	289.0
4.2	Trade and other receivables	1,610.9	1,541.8	1,489.8
4.3	Inventories	890.0	864.1	814.9
4.4	Assets classified as held for sale	-	19.6	-
4.5	**Total current assets**	**2,698.8**	**2,880.6**	**2,593.7**
	Non-current assets			
4.6	Receivables	8.6	8.9	5.1
4.7	Investments	13.8	14.1	13.5
4.8	Property, plant and equipment	994.7	990.8	977.0
4.9	Intangible assets	413.2	421.6	405.7
4.10	Deferred tax assets	64.2	74.4	83.4
4.11	**Total non-current assets**	**1,494.5**	**1,509.8**	**1,484.7**
4.12	**Total assets**	**4,193.3**	**4,390.4**	**4,078.4**
	Current liabilities			
4.13	Trade and other payables	1,054.4	1,172.9	958.8
4.14	Interest bearing loans and borrowings	225.2	221.7	266.2
4.15	Income tax payable	12.9	9.6	6.4
4.16	Employee benefits	50.3	41.4	42.6
4.17	Provisions	12.4	13.8	17.3
4.18	Liabilities classified as held for sale	-	0.9	-
4.19	**Total current liabilities**	**1,355.2**	**1,460.3**	**1,291.3**
	Non-current liabilities			
4.20	Payables	83.9	93.1	120.0
4.21	Interest bearing liabilities	1,039.8	1,136.7	1,039.9
4.22	Deferred tax liabilities	44.1	43.4	33.4
4.23	Employee benefits	37.2	37.3	39.2
4.24	Provisions	11.5	10.9	4.5
4.25	**Total non-current liabilities**	**1,216.5**	**1,321.4**	**1,237.0**
4.26	**Total liabilities**	**2,571.7**	**2,781.7**	**2,528.3**
4.27	**Net assets**	**1,621.6**	**1,608.7**	**1,550.1**

+ See chapter 19 for defined terms.

Condensed consolidated balance sheets (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.28	Issued capital	1,698.3	1,691.9	1,691.7
4.29	Reserves	(56.8)	(45.0)	(66.9)
4.30	Retained profits (accumulated losses)	(20.0)	(38.2)	(74.8)
4.31	**Equity attributable to holders of the parent entity**	**1,621.5**	**1,608.7**	**1,550.0**
4.32	Minority interests	0.1	-	0.1
4.33	**Total equity**	**1,621.6**	**1,608.7**	**1,550.1**
4.34	Preference capital included as part of 4.37	-	-	-

+ See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance**	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance**	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	3,840.1	3,559.5
7.2	Payments to suppliers and employees	(3,950.3)	(3,557.5)
7.3	Dividends received	0.4	0.8
7.4	Interest received	3.2	2.5
7.5	Interest paid	(36.9)	(36.3)
7.6	Income taxes paid	(6.6)	(6.3)
7.7	Other (provide details if material)	8.1	4.9
7.8	**Net operating cash flows**	**(142.0)**	**(32.4)**
	Cash flows related to investing activities		
7.9	Loans (advanced to)/repaid by other entities	0.1	(0.4)
7.10	Acquisition of property, plant and equipment and intangibles	(63.5)	(45.7)
7.11	Acquisition of subsidiaries and businesses	(11.1)	(0.8)
7.12	Partial refund of the purchase price in relation to an acquisition in a prior period	8.7	-
7.13	Proceeds on disposal of property, plant and equipment	12.2	18.9
7.14	Proceeds from the sale of controlled entities and businesses	16.4	-
7.15	**Net investing cash flows**	**(37.2)**	**(28.0)**
	Cash flows related to financing activities		
7.16	Dividends paid	(14.4)	(53.4)
7.17	Proceeds from issues of shares	0.7	-
7.18	Proceeds from employee share plan loans	0.1	0.1
7.19	Proceeds from borrowings	1,078.6	478.0
7.20	Repayment of borrowings	(1,145.0)	(498.1)
7.21	Principal lease repayments	(0.1)	-
7.22	**Net financing cash flows**	**(80.1)**	**(73.4)**
7.23	**Net increase (decrease) in cash held**	**(259.3)**	**(133.8)**
7.24	Cash at beginning of period *(see Reconciliation of cash)*	453.9	427.8
7.25	Exchange rate adjustments to item 7.24	2.9	(6.7)
7.26	**Cash at end of period** *(see Reconciliation of cash)*	**197.5**	**287.3**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$M	Previous corresponding Period – A$M
8.1	Cash on hand and at bank	197.9	289.0
8.2	Bank overdraft	(0.4)	(1.7)
8.3	**Total cash at end of period** *(item 7.26)*	**197.5**	**287.3**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) before tax (*item 1.8*) as a percentage of revenue (*item 1.1*)	1.3%	1.3%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) after tax attributable to holders of the parent (*item 1.13*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.31*)	2.0%	2.3%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		Current period	Previous corresponding Period
	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
10.1	**Basic earnings per share (cents)**		
	• Continuing operations	7.3	7.9
	• Discontinuing operations	-	-
		7.3	7.9
10.2	Net Profit		
	• Continuing operations	32.4	35.3
	• Discontinuing operations	0.3	-
		32.7	35.3
10.3	Weighted average number of shares (millions)	446.9	446.2
10.4	**Diluted earnings per share (cents)**		
	• Continuing operations	7.2	7.9
	• Discontinuing operations	-	-
		7.2	7.9
10.5	Net Profit		
	• Continuing operations	32.4	35.3
	• Discontinuing operations	0.3	-
		32.7	35.3
10.6	Weighted average number of shares (millions)	451.1	449.5

NTA backing

		Current period	Previous corresponding Period
11.1	Net tangible asset backing per +ordinary security	$2.55	$2.38

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	NIL
13.2 Consolidated profit (loss) and extraordinary items after tax of the subsidiaries since the date in the current period on which control was +acquired	N/A
13.3 Date from which such profit has been calculated	N/A
13.4 Profit (loss) and extraordinary items after tax of the subsidiaries for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	NIL
14.2 Consolidated profit (loss) and extraordinary items after tax of the subsidiaries for the current period to the date of loss of control	N/A
14.3 Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4 Consolidated profit (loss) and extraordinary items after tax of the subsidiaries while controlled during the whole of the previous corresponding period	N/A
14.5 Contribution to consolidated profit (loss) and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	5 April 2007
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	16 March 2007
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate)	N/A	N/A	N/A
15.5	Previous year (30% tax rate)	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December.	5.0¢	Nil	N/A
15.7	Previous year (30% tax rate)	5.5¢	Nil	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding Period – A$M
15.10	+Ordinary securities *(each class separately)*	Not provided for at 31 December 2006	Not provided for at 31 December 2005
	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)* Refer 15.6 above		
15.13	**Total**	-	

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

Dividend Reinvestment Plan ('DRP')

The last date(s) for receipt of election notices for the +dividend or distribution plans	16 March 2007

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) before tax	N/A	N/A
16.2 Tax expense	N/A	N/A
16.3 Profit (loss after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous correspondin g period – A$M
17.1 Equity accounted associates and joint venture entities NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous correspondin g period	Current period A$M	Previous correspondin g period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 N/A N/A	 N/A N/A	 N/A N/A	 N/A N/A
18.3	**+Ordinary securities**	447,983,180			
18.4	Changes during current period (a) Increases through Employee Share Plan Issues				
	– Exercise of Options	165,000	165,000	$3.13	$3.13
	– Exercise of Options	25,000	25,000	$3.50	$3.50
	– Exercise of Options	25,000	25,000	$3.32	$3.32
	(b) Increase through long term incentive plan	-	-	-	-
	(c) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through Employee Share Plan Issues (b) Decreases through securities matured, converted	 N/A N/A	 N/A N/A	 N/A N/A	 N/A N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*	4,421,670	Nil		N/A
18.8	Issued during current period	1,121,240	Nil	3.11	N/A
		150,000	Nil	3.11	N/A
		1,271,240			
18.9	Exercised during current period	165,000	Nil	3.13	
		25,000	Nil	3.50	
		25,000	Nil	3.32	
		215,000			
18.10	Expired during current period	186,730	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

+ See chapter 19 for defined terms.

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers. Includes stationery and envelopes business.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate	Includes corporate costs.

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	SEGMENT RESULT (3)	SEGMENT REVENUE
	$M	$M
For the year ended 31 December 2006		
<u>BUSINESS SEGMENTS</u>		
Merchanting and Paper Trading		
• Continuing Operations	98.2	3,592.1
• Discontinuing Operations	0.9	25.9
	99.1	3,618.0
Communication Papers	0.1	382.8
Packaging Papers	2.9	127.0
Australian Paper	3.0	509.8
Corporate and Other	(15.0)	-
Profit before net interest and tax	87.1	
Net interest (1)	(36.4)	
Profit before tax	50.7	
Tax expense (1)	(18.0)	
Profit for the period	32.7	
Inter-segment sales (2)		(179.3)
Total	32.7	3,948.5

Segment Reporting (cont'd)

	SEGMENT RESULT (3)	SEGMENT REVENUE
	$M	$M
For the year ended 31 December 2005		
BUSINESS SEGMENTS		
Merchanting and Paper Trading	91.3	3,223.8
Communication Papers	1.3	401.6
Packaging Papers	2.8	122.9
Australian Paper	4.1	524.5
Corporate and Other	(16.2)	-
Profit before net interest and tax	79.2	
Net interest (1)	(32.9)	
Profit before tax	46.3	
Tax expense (1)	(11.0)	
Profit for the period	35.3	
Inter-segment sales (2)		(174.6)
Total	35.3	3,573.7

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) The segment result for the individual business segments is the profit before net interest and tax.

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Not applicable (Interim report only)

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached News Release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached News Release

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

> At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 5 April 2007 of 5.0 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2006.
>
> The balance of the consolidated franking account as at 31 December 2006 was $Nil (2005: $Nil).
>
> It is expected that any final dividend in respect of the year ending 30 June 2007 will be unfranked.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows

Not applicable

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Not applicable

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not Applicable
Date	Not Applicable
Time	Not Applicable
Approximate date the +annual report will be available	Not Applicable

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 21 February 2007

Print name: James Orr

PAPERLINX LIMITED
ABN 70 005 146 350

INTERIM FINANCIAL REPORT

31 DECEMBER 2006

DIRECTORS' REPORT

The directors present their report together with the consolidated financial report of PaperlinX Limited ("the Company") and its subsidiaries ("the consolidated entity") for the half-year ended 31 December 2006 and the auditors' review report thereon.

Directors

The directors of the Company during or since the end of the half-year are:

Name	Period of Directorship
Mr D E (David) Meiklejohn	Director and Chairman since December 1999
Mr T P (Thomas) Park	Managing Director since February 2004
Mr A F (Andrew) Guy	Director since March 2001
Mr B J (Barry) Jackson	Director since February 2000
Dr N L (Nora) Scheinkestel	Director since February 2000
Mr D A (David) Walsh	Director since July 2000
Mr L J (Lindsay) Yelland	Director since February 2000

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in PaperlinX's Statement to the Australian Stock Exchange and News Media dated 22 February 2006 (copy attached).

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 3 and forms part of the directors' report for the half-year ended 31 December 2006.

Rounding Off

The Company is the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

In accordance with a resolution of the directors, dated at Melbourne, this 21st day of February 2007.

D E Meiklejohn
Chairman

T P Park
Managing Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of PaperlinX Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2006, there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

P Jovic
Partner
Melbourne
21st February 2007

KPMG MELBOURNE
Made for Identification Purposes Only

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

For the half-year ended 31 December		CONSOLIDATED 2006 $m	2005 $m
Revenue	Note 2	3,925.8	3,576.2
Other income	Note 3	6.5	9.6
Expenses	Note 4	(3,842.0)	(3,506.8)
Result from operating activities		90.3	79.0
Financial income		3.2	4.0
Financial expenses		(43.3)	(36.7)
Net financing costs	Note 6	(40.1)	(32.7)
Profit before tax	Note 5	50.2	46.3
Tax expense		(17.8)	(11.0)
Profit after tax expense but before profit from discontinuing operations		32.4	35.3
Profit from discontinuing operations, net of tax	Note 7	0.3	-
Profit for the period	Note 5	**32.7**	**35.3**
Profit for the period attributable to:			
Equity holders of PaperlinX Limited		32.7	35.3
Minority interest		-	-
		32.7	35.3
Basic earnings per share		7.3¢	7.9¢
The weighted average number of shares on issue (million) used in the calculation of the basic earnings per share		446.9	446.2
Diluted earnings per share		7.2¢	7.9¢
The weighted average number of shares on issue (million) used in the calculation of the diluted earnings per share		451.1	449.5

Notes 1 to 15 forms part of the financial statements and are to be read in conjunction therewith.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at	CONSOLIDATED 31 December 2006 $m	30 June 2006 $m
CURRENT ASSETS		
Cash and cash equivalents	197.9	455.1
Trade and other receivables	1,610.9	1,541.8
Inventories	890.0	864.1
Assets classified as held for sale	-	19.6
TOTAL CURRENT ASSETS	**2,698.8**	**2,880.6**
NON-CURRENT ASSETS		
Receivables	8.6	8.9
Investments	13.8	14.1
Property, plant and equipment	994.7	990.8
Intangible assets	413.2	421.6
Deferred tax assets	64.2	74.4
TOTAL NON-CURRENT ASSETS	**1,494.5**	**1,509.8**
TOTAL ASSETS	**4,193.3**	**4,390.4**
CURRENT LIABILITIES		
Trade and other payables	1,054.4	1,172.9
Loans and borrowings	225.2	221.7
Income tax payable	12.9	9.6
Employee benefits	50.3	41.4
Provisions	12.4	13.8
Liabilities classified as held for sale	-	0.9
TOTAL CURRENT LIABILITIES	**1,355.2**	**1,460.3**
NON-CURRENT LIABILITIES		
Payables	83.9	93.1
Loans and borrowings	1,039.8	1,136.7
Deferred tax liabilities	44.1	43.4
Employee benefits	37.2	37.3
Provisions	11.5	10.9
TOTAL NON-CURRENT LIABILITIES	**1,216.5**	**1,321.4**
TOTAL LIABILITIES	**2,571.7**	**2,781.7**
NET ASSETS	**1,621.6**	**1,608.7**
EQUITY		
Issued capital	1,698.3	1,691.9
Reserves	(56.8)	(45.0)
Retained profits	(20.0)	(38.2)
Total equity attributable to:		
Equity holders of PaperlinX Limited	**1,621.5**	**1,608.7**
Minority interest	0.1	-
TOTAL EQUITY	**1,621.6**	**1,608.7**

Notes 1 to 15 forms part of these financial statements and are to be read in conjunction therewith.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the half-year ended 31 December		CONSOLIDATED 2006 $m	2005 $m
Net foreign exchange differences on translation of overseas subsidiaries	Note 9	(11.8)	4.7
Actuarial gains on defined benefit plans	Note 10	3.4	-
NET INCOME RECOGNISED IN EQUITY		(8.4)	4.7
PROFIT FOR THE PERIOD		32.7	35.3
TOTAL RECOGNISED INCOME AND EXPENSE FOR THE PERIOD		24.3	40.0
Total recognised income and expense for the period is attributable to:			
Equity holders of PaperlinX Limited		24.3	40.0
Minority interest		-	-
		24.3	40.0
Effects of change in accounting policy – Adjustment to comply with AASB139 Financial Instruments: Recognition and Measurement:			
Equity holders of PaperlinX Limited		-	(0.3)
Minority interest		-	-
		-	(0.3)

Notes 1 to 15 forms part of these financial statements and are to be read in conjunction therewith.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

For the half-year ended 31 December	CONSOLIDATED 2006 $m	2005 $m
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	3,840.1	3,559.5
Payments to suppliers and employees	(3,950.3)	(3,557.5)
Dividends received	0.4	0.8
Interest received	3.2	2.5
Interest paid	(36.9)	(36.3)
Income taxes paid	(6.6)	(6.3)
Other income received	8.1	4.9
NET CASH USED IN OPERATING ACTIVITIES	(142.0)	(32.4)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans (advanced to) / repaid by other persons	0.1	(0.4)
Acquisition of:		
Controlled entities and businesses	(11.1)	(0.8)
Property, plant and equipment and intangibles	(63.5)	(45.7)
Partial refund of the purchase price in relation to an acquisition in a prior period	8.7	-
Proceeds from the sale of:		
Controlled entities and businesses	16.4	-
Property, plant and equipment	12.2	18.9
NET CASH USED IN INVESTING ACTIVITIES	(37.2)	(28.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(14.4)	(53.4)
Proceeds from issue of shares	0.7	-
Proceeds from employee share plan loans	0.1	0.1
Proceeds from borrowings	1,078.6	478.0
Repayment of borrowings	(1,145.0)	(498.1)
Principal finance lease repayments	(0.1)	-
NET CASH USED IN FINANCING ACTIVITIES	(80.1)	(73.4)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(259.3)	(133.8)
Cash and cash equivalents at the beginning of the period	453.9	427.8
Exchange rate changes on translation of foreign currency cash flows and cash balances	2.9	(6.7)
Cash and cash equivalents at the end of the period	197.5	287.3

Notes 1 to 15 forms part of these financial statements and are to be read in conjunction therewith.

Note 1. ACCOUNTING POLICIES

(1) Reporting Entity

PaperlinX Limited (the "Company") is a company domiciled in Australia. The consolidated interim financial report of the Company as at and for the six months ended 31 December 2006 comprises the Company and its subsidiaries (together referred to as the "consolidated entity").

The consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2006 is available upon request from the Company's registered office at 307 Ferntree Gully Road, Mt Waverley Victoria 3149 or at www.paperlinx.com.au

(2) Statement of Compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134: *Interim Financial Reporting* and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2006.

This consolidated interim financial report was approved by the Board of Directors on 21 February 2007.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(3) Significant Accounting Policies

Except as described below, the accounting policies applied by the consolidated entity in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 30 June 2006.

In the prior financial year the consolidated entity adopted AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of AASB 1. This change has been accounted for by adjusting the opening balance of retained earnings at 1 July 2005, as disclosed in the reconciliation of movements in retained profits Note 10.

	For the half-year ended 31 December	CONSOLIDATED 2006 $m	2005 $m
Note 2.	**Revenue**		
	Sales of goods	3,922.6	3,573.7
	Commissions	3.2	2.5
	Total revenue	3,925.8	3,576.2
Note 3.	**Other income**		
	Rent	1.8	1.0
	Dividends	0.4	0.8
	Net profit on disposal of non-current assets	1.2	6.4
	Other	3.1	1.4
	Total other income	6.5	9.6
Note 4.	**Expenses**		
	Cost of sales	(3,218.2)	(2,919.2)
	Distribution and warehousing	(216.5)	(206.0)
	Sales and marketing	(177.2)	(168.0)
	General and administration	(229.5)	(212.2)
	Research and development	(0.6)	(1.4)
	Total expenses (excluding financing costs) (1)	(3,842.0)	(3,506.8)

(1) Included in expenses is $11.1 million business restructure costs which primarily relate to the pulp mill, partially offset by net property savings of $2.2 million.

Note 5. Profit for the period

For the half-year ended 31 December	CONSOLIDATED 2006 $m	2005 $m
Revenue - sales of goods		
• Continuing operations	3,922.6	3,573.7
• Discontinuing operations	25.9	-
	3,948.5	3,573.7
Profit before depreciation, impairment, amortisation, net interest and tax		
• Continuing operations	136.9	129.4
• Discontinuing operations	0.9	-
	137.8	129.4
Depreciation, impairment and amortisation		
• Continuing operations	(50.7)	(50.2)
• Discontinuing operations	-	-
	(50.7)	(50.2)
Profit before net interest and tax		
• Continuing operations	86.2	79.2
• Discontinuing operations	0.9	-
	87.1	79.2
Net interest		
• Continuing operations	(36.0)	(32.9)
• Discontinuing operations	(0.4)	-
	(36.4)	(32.9)
Profit before tax		
• Continuing operations	50.2	46.3
• Discontinuing operations	0.5	-
	50.7	46.3
Tax expense		
• Continuing operations	(17.8)	(11.0)
• Discontinuing operations	(0.2)	-
	(18.0)	(11.0)
Profit for the period		
• Continuing operations	32.4	35.3
• Discontinuing operations	0.3	-
	32.7	35.3

For the half-year ended 31 December	CONSOLIDATED 2006 $m	2005 $m
Note 6. Net financing costs, continuing operations		
Financial income:		
• Interest income	3.2	2.5
• Net foreign exchange gains	-	1.5
Total financial income	3.2	4.0
Financial expenses:		
• Interest expense	(40.4)	(35.4)
• Less capitalised interest expense	1.2	-
	(39.2)	(35.4)
• Net foreign exchange losses	(3.0)	-
• Other borrowing costs	(1.1)	(1.3)
Total financial expenses	(43.3)	(36.7)
Total net financing costs, continuing operations	(40.1)	(32.7)
Net interest, continuing operations:		
• Interest income	3.2	2.5
• Interest expense	(39.2)	(35.4)
Total net interest, continuing operations	(36.0)	(32.9)

For the half-year ended 31 December	CONSOLIDATED 2006 $m	2005 $m

Note 7. Assets and liabilities held for sale

During the period, the assets and liabilities held for sale in relation to part of the Merchanting and Paper Trading business purchased in Canada during the prior year, which were required to be sold as a condition of the regulatory approval of the total acquisition, were sold.

Effect of the disposal on individual assets and liabilities of the consolidated entity

	2006 $m	2005 $m
Assets		
• Trade and other receivables	9.7	-
• Inventories	5.7	-
• Property, plant and equipment	0.4	-
	15.8	-
Liabilities		
• Trade and other payables	(0.3)	-
	(0.3)	-
Net identifiable assets and liabilities	15.5	-
Consideration		
• Received in cash	16.4	-
• Accrued costs	(0.3)	-
	16.1	-
Profit on disposal before tax	0.6	-

Note 7. Assets and liabilities held for sale (cont.)

For the half-year ended 31 December	CONSOLIDATED 2006 $m	2005 $m
Revenue - sales of goods	25.9	-
Profit before depreciation, impairment, amortisation, net interest and tax		-
• Trading activity	0.3	-
• Profit on disposal	0.6	-
	0.9	
Profit before net interest and tax		
• Trading activity	0.3	-
• Profit on disposal	0.6	-
	0.9	
Net interest		
• Trading activity	(0.4)	-
• Profit on disposal	-	-
	(0.4)	
Profit before tax		
• Trading activity	(0.1)	-
• Profit on disposal	0.6	-
	0.5	
Tax expense		
• Trading activity	-	-
• Profit on disposal	(0.2)	-
	(0.2)	
Profit for the period		
• Trading activity	(0.1)	-
• Profit on disposal	0.4	-
	0.3	

During the half year ended 31 December 2006, the component of the Canadian business held for sale had cash inflows from operating activities of $3.1 million (2005:$Nil), cash outflows from investing activities of $Nil, (2005:$Nil) and cash flows from financing activities of $Nil, (2005:$Nil).

For the half-year ended 31 December	CONSOLIDATED 2006 $m	2005 $m
Note 8. Contributed Equity		
Issued and paid-up share capital 447,983,180 ordinary shares (2005: 446,182,209 ordinary shares)	1,700.5	1,694.2
Employee share plan loans	(2.2)	(2.5)
TOTAL CONTRIBUTED EQUITY	1,698.3	1,691.7
Movement in ordinary share capital:		
Balance at beginning of period	1,694.2	1,694.2
165,000 (2005: Nil) shares issued at $3.13 each pursuant to options exercised	0.5	-
25,000 (2005: 10,000) shares issued at $3.32 each pursuant to options exercised	0.1	-
25,000 (2005: Nil) shares issued at $3.50 each pursuant to options exercised	0.1	-
1,585,971(2005: Nil) shares issued at $3.50 pursuant to the Dividend Reinvestment Plan	5.6	-
	1,700.5	1,694.2
Movement in employee share plan loans:		
Balance at beginning of period	2.3	2.7
Repayments	(0.1)	(0.2)
	2.2	2.5

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors, and are fully entitled to any proceeds of liquidation.

Shares

The granting of employee shares is generally subject to specific performance criteria being achieved.

- Employee Share Purchase Plan

  In the reporting period ended 31 December 2006, no shares were issued pursuant to the Employee Share Purchase Plan.

  In the reporting period ended 31 December 2005, no shares were issued pursuant to the Employee Share Purchase Plan.

- Long Term Incentive Plan

  In the reporting period ended 31 December 2006, no shares were issued pursuant to the Long Term Incentive Plan.

  In the reporting period ended 31 December 2005, no shares were issued pursuant to the Long Term Incentive Plan.

Note 8. Contributed Equity (cont'd)

Options

- In the reporting period ended 31 December 2006, the following options over shares were exercised:

  165,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13 were exercised between 30 October 2006 and 2 November 2006. The market price of the shares was between $4.04 and $4.15.

  25,000 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised on 30 October 2006. The market price of the shares was S4.04.

  25,000 options, which had been granted on 19 April 2000 at an exercise price of $3.50 were exercised on 16 October 2006. The market price of the shares was S3.67.

  This resulted in the aggregate issue of 215,000 shares.

- In the reporting period ended 31 December 2005, the following options over shares were exercised:

  10,000 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised on 30 November 2005. The market price of the shares was between $5.14 and $5.38.

  This resulted in the aggregate issue of 10,000 shares.

- In the reporting period to 31 December 2006, the following options lapsed:

  111,610 options, which had been granted on 2 September 2005 at an exercise price of $2.77.

  75,120 options, which had been granted on 22 December 2004 at an exercise price of $4.85.

  This resulted in the aggregate lapsing of options of 186,730 in the period to 31 December 2006.

- In the reporting period to 31 December 2005, the following options lapsed:

  10,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13.

  12,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32.

  10,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50.

  20,400 options, which had been granted on 13 September 2001 at an exercise price of $4.12.

  15,000 options, which had been granted on 13 September 2001 at an exercise price of $4.18.

  18,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13.

  17,610 options, which had been granted on 22 December 2004 at an exercise price of $4.85.

  33,880 options, which had been granted on 2 September 2005 at an exercise price of $2.77.

  This resulted in the aggregate lapsing of options of 137,390 in the period to 31 December 2005

- In the reporting period ended 31 December 2006, PaperlinX Ltd granted options over ordinary shares as follows:

  Employee Share Option Plan

  150,000 options over 150,000 ordinary shares at an exercise price of $3.11 per option, which was the average weighted price for the month of June 2006 on the Australian Stock Exchange.

  1,121,240 options over 1,121,240 ordinary shares at an exercise price of $3.11 per option, which was the average weighted price for the month of June 2006 on the Australian Stock Exchange.

  This resulted in the aggregate granting of 1,271,240 in the period to 31 December 2006.

- In the reporting period ended 31 December 2005, PaperlinX Limited granted options over ordinary shares as follows:

  Employee Share Option Plan

  1,022,140 options over 1,022,140 ordinary shares at an exercise price of $2.77 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 2 September 2005.

At reporting date, there are 4,421,670 (2005: 3,610,440) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements. The options cannot be exercised for three years from the date of being granted, except on termination of employment, in which case they must be exercised within 30 days of the termination date or as otherwise determined by the Board. The details of the options on issue are as follows:

300,000 (2005: 465,000)	at	$3.13 at the grant date of 14 April 2000
170,000 (2005: 195,000)	at	$3.32 at the grant date of 20 November 2000
375,000 (2005: 600,000)	at	$3.50 at the grant date of 19 April 2001
228,700 (2005: 238,700)	at	$4.12 at the grant date of 13 September 2001
50,000 (2005: 50,000)	at	$4.18 at the grant date of 13 September 2001
170,000 (2005: 178,000)	at	$5.13 at the grant date of 20 September 2002
150,000 (2005: 150,000)	at	$4.76 at the grant date of 18 June 2003
150,000 (2005: 150,000)	at	$4.64 at the grant date of 26 November 2003
530,080 (2005: 595,480)	at	$4.85 at the grant date of 22 December 2004
876,650 (2005: 988,260)	at	$2.77 at the grant date of 2 September 2005
150,000 (2005: Nil)	at	$2.77 at the grant date of 28 February 2006
150,000 (2005: Nil)	at	$3.11 at the grant date of 4 September 2006
1,121,240 (2005: Nil)	at	$3.11 at the grant date of 5 September 2006

The movement in the number of options for the period is as follows:

	2006	2005
Outstanding at the beginning of the period	3,552,160	2,735,690
Exercised during the period	(215,000)	(10,000)
Lapsed during the period	(186,730)	(137,390)
Granted during the period	1,271,240	1,022,140
Outstanding at the end of the period	4,421,670	3,610,440

For the half-year ended 31 December		CONSOLIDATED	
		2006	2005
		$m	$m
Note 9.	**Reserves**		
	Reserve for own shares		
	Balance at beginning of the half-year	(9.7)	(9.7)
	Balance at end of the half-year	(9.7)	(9.7)
	Exchange fluctuation		
	Balance at beginning of the half-year	(35.3)	(61.9)
	Exchange fluctuation on translation of overseas subsidiaries	(11.8)	4.7
	Balance at end of the half-year	(47.1)	(57.2)
	Total Reserves	(56.8)	(66.9)
Note 10.	**Retained Profits**		
	Retained profits at the beginning of the half-year	(38.2)	(58.1)
	Adjustment to comply with AASB 139 (Financial Instruments: Recognition and Measurement)	-	(0.3)
	Net profit attributable to members of PaperlinX Limited	32.7	35.3
	Employee share options	2.2	1.8
	Actuarial gains on defined benefit plans	3.4	-
	Dividends paid	(20.1)	(53.5)
	Retained profits at the end of the half-year	(20.0)	(74.8)

For the half-year ended 31 December		CONSOLIDATED 2006 $m	2005 $m
Note 11.	**Dividends**		
	• 4.5 cents per share paid on 13 October 2006, Nil% franked at 30% tax rate on fully paid shares	20.1	-
	• 12 cents per share paid on 28 September 2005, Nil% franked at 30% tax rate on fully paid shares	-	53.5
		20.1	53.5

At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 5 April 2007 of 5.0 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2006.

The balance of the consolidated franking account as at 31 December 2006 was $Nil (2005: $Nil).

It is expected that any final dividend in respect of the year ending 30 June 2007 will be unfranked.

Note 12. Acquisition / Disposal of Controlled Entities and Businesses

- **Acquisitions 2006**

  PaperlinX Limited did not gain control over any material entities or businesses during the current half year.

- **Acquisitions 2005**
  PaperlinX Limited did not gain control over any material entities or businesses during the previous half year.

- **Disposals 2006**

  PaperlinX Limited did not lose control over any material entities or businesses during the current half year, other than that detailed in Note 7.

- **Disposals 2005**

  PaperlinX Limited did not lose control over any material entities or businesses during the previous half year.

Note 13. **Segment Reporting**

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system and internal reporting structure.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers. Includes stationery and envelopes business.
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate	Includes corporate costs.

For the half-year ended 31 December 2006

	Segment Result (3)	Segment Revenue
	$m	$m
BUSINESS SEGMENTS		
Merchanting & Paper Trading		
• Continuing Operations	98.2	3,592.1
• Discontinuing Operations	0.9	25.9
	99.1	3,618.0
Communication Papers	0.1	382.8
Packaging Papers	2.9	127.0
Australian Paper	3.0	509.8
Corporate and Other	(15.0)	-
Profit before net interest and tax	87.1	
Net interest (1)	(36.4)	
Profit before tax	50.7	
Tax expense (1)	(18.0)	
Profit for the period	32.7	
Inter-segment sales (2)		(179.3)
	32.7	3,948.5

Note 13. Segment Reporting (cont'd)

For the half-year ended 31 December 2005

	Segment Result (3) $m	Segment Revenue $m
BUSINESS SEGMENTS		
Merchanting & Paper Trading	91.3	3,223.8
Communication Papers	1.3	401.6
Packaging Papers	2.8	122.9
Australian Paper	4.1	524.5
Corporate and Other	(16.2)	-
Profit before net interest and tax	79.2	
Net interest (1)	(32.9)	
Profit before tax	46.3	
Tax expense (1)	(11.0)	
Profit for the period	35.3	
Inter-segment sales (2)		(174.6)
	35.3	3,573.7

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis
(3) The segment result for the individual business segments is the profit before net interest and tax

For the half-year ended 31 December		CONSOLIDATED 2006 $m	2005 $m
Note 14.	**Contingent Liabilities**		
	Contingent liabilities arising in respect of:		
	Related bodies corporate:		
	• Bank guarantees	13.1	6.0
		13.1	6.0

The bank guarantees, the beneficiary of which are third parties, are primarily in relation to the importation of products and operating leases.

Note 15. **Events Subsequent to Reporting Date**

PaperlinX Limited announced on 30 January 2007 that negotiations had commenced to purchase the Antalis paper merchanting business in Italy, in conjunction with PaperlinX selling its merchandise business in France to Antalis.

PaperlinX Limited announced on 22 February 2007 that it is proposing to issue $250 million of Step-up Preference Securities (SPS) to Australian investors with a Product Disclosure Statement (PDS) lodged with the Australian Securities and Investment Commission (ASIC) on this day.

DIRECTORS' DECLARATION

In the opinion of the directors of PaperlinX Limited ("the Company"):

1. the financial statements and notes set out on pages 1 to 22 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 21st day of February 2007.

D E Meiklejohn
Chairman

T P Park
Managing Director

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF PAPERLINX LIMITED

Scope

Report on the Financial Report

We have reviewed the accompanying interim financial report of PaperlinX Limited, which comprises the consolidated interim balance sheet as at 31 December 2006, income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes 1 to 15 and the directors' declaration set out on page 23 of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the company's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Example Public Company Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of PaperlinX Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and
(b) complying with Australian Accounting Standard AASB *134 Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

P Jovic
Partner

Melbourne
21 February 2007

KPMG MELBOURNE
Made for Identification Purposes Only

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

5 February 2007

PAPERLINX 2007 INTERIM RESULTS

PaperlinX Limited will be releasing its results for the six months to 31 December, 2006 to the Australian Stock Exchange on Thursday, 22 February, 2007.

A live webcast of the management presentation will be held at 9.30am (AEST) on 22 February 2007. If you wish to view the webcast you should access the Company website www.paperlinx.com at least 15 minutes before the commencement of the webcast to register.

The presentation material to be used will be available on the company's website, and an archived version of the webcast will be available on the website shortly after completion.

For further information, please contact:

Mr David Shirer
Executive General Manager - Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

30 January, 2007, AEDT

PAPERLINX ANNOUNCES POTENTIAL EUROPEAN PORTFOLIO CHANGES

PaperlinX has today announced that it is in negotiations with international paper merchant, Antalis, to pursue possible transactions that will allow both companies to better focus their European business portfolios. In two transactions, PaperlinX will purchase Antalis Italian paper merchanting business, Antalis S.p.A, while Antalis will purchase PaperlinX paper merchanting business, Axelium, in France.

Commenting on this announcement, Managing Director of PaperlinX, Tom Park said, "These transactions will strengthen our position in Italy, improving our in-market scale, while also allowing us to exit France where we have not enjoyed sufficient scale to compete at the level we would like."

"PaperlinX is following one of its Core Operating Principles of "strengthening and building off of our existing business platforms". These transactions will allow both companies to focus on areas where they have greater competitive advantage. The decision to sell our business in France has not been an easy one given the dedication of our employees in that country and their efforts made to turn this business around."

The final purchase and selling prices have yet to be agreed and are subject to closing adjustments. These transactions are also subject to various approvals, including Competition Authorities, Works Councils, and final Board approvals of both companies. It is expected that these transactions will conclude, should all conditions be met, within three to four months, with both businesses operating as usual during this period.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

ASIA PACIFIC

Milena Ickeringill
Company Secretary

Phone: 61 3 9616 3852
Fax: 61 3 9614 5298

12 January 2007

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder Notice

Please find attached a Substantial Security Holder Notice for PaperlinX Limited.

Yours sincerely

Milena Ickeringill

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	*PaperlinX Limited*
ACN/ARSN	005 146 350

1. Details of substantial holder (1)

Name	AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.
ACN/ARSN (if applicable)	069 123 011

There was a change in the interests of the substantial holder on	05/01/2007
The previous notice was given to the company on	01/12/2006
The previous notice was dated	01/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	46,969,554	10.48	52,223,568	11.66%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Milena Ickeringill

Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here:

Date: 12 January 2007

2007-01-12 ssh paperlinx

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Rosenberg Investment Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000

Name	Address
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Nominees as custodian for National Mutual Funds Management Limited	**open**			**10,740,156.00**
	24-Nov-06	BUY	670,290.75	168,600.00
	27-Nov-06	BUY	876,846.48	220,600.00
	28-Nov-06	BUY	573,447.79	146,813.00
	29-Nov-06	BUY	396,652.39	100,736.00
	30-Nov-06	BUY	1,563,946.76	393,900.00
	01-Dec-06	BUY	462,157.98	116,905.00
	04-Dec-06	BUY	1,513,073.03	386,506.00
	05-Dec-06	BUY	66,055.00	16,900.00
	07-Dec-06	BUY	96,082.37	24,457.00
	08-Dec-06	BUY	866,918.30	223,900.00
	11-Dec-06	BUY	624,386.86	161,136.00
	12-Dec-06	BUY	1,451,646.61	371,400.00
	13-Dec-06	BUY	1,162,053.34	297,996.00
				13,370,005.00
Westpac Custodian Nominees as custodian for ipac Securities Limited	**open**			**3,559,237.00**
	24-Nov-06	BUY	- 119,268.81	30,000.00
	27-Nov-06	BUY	- 155,813.15	39,200.00
	28-Nov-06	BUY	- 106,633.10	27,300.00
	29-Nov-06	BUY	- 65,808.17	16,713.00
	30-Nov-06	BUY	- 237,827.90	59,900.00
	30-Nov-06	Ammendment to Invesment Management Agreemet		- 1,968,664.00
	01-Dec-06	BUY	71,159.01	18,000.00
	04-Dec-06	BUY	198,912.25	50,800.00
	08-Dec-06	BUY	137,065.24	35,400.00
	11-Dec-06	BUY	93,772.72	24,200.00
	12-Dec-06	BUY	221,616.49	56,700.00
	13-Dec-06	BUY	177,429.99	45,500.00
				1,994,286.00
Merril Lynch Custodian Nominees as custodian for ipac Securities Limited	**open**			**892,133.00**
				-
				892,133.00
Various Nominees (International AXA Entities) Details not available at time of filing	**open**			**31,778,028.00**
	Nov (25-30)	BUY		1,353,625.00
	Dec	BUY		1,601,221.00
	Jan (1-5)	BUY		1,234,270.00
				35,967,144.00
TOTAL				**52,223,568.00**

2007-01-12 ssh paperlinx

END